Scott D. Fisher
212 378 7507
sfisher@steptoe.com

1114 Avenue of the Americas
New York, NY 10036
212 506 3900 main
www.steptoe.com

Steptoe

September 15, 2023

Via Kiteworks

Ms. Jeanette Jackson
U.S. Securities and Exchange Commission
Division of Trading and Markets
Mail Stop 7010
100 F Street, N.E.
Washington, D.C. 20549

Re: Long-Term Stock Exchange, Inc. – Amendment No. 32 to Form 1 Application for Registration as a National Securities Exchange Pursuant to Section 6 of the Securities Exchange Act of 1934

Dear Ms. Jackson:

On behalf of Long-Term Stock Exchange, Inc. ("LTSE"), enclosed please find Amendment No. 32 to LTSE's Form 1 Application. Please note that this Amendment reflects the updates to the Form 1 Exhibit listed below.

Exhibit C	Narrative Response
Exhibit J	Narrative Response

Please feel free to contact me at 212-378-7507. Thank you.

Regards,

Scott D. Fisher

Enclosures

cc: Mr. James G. Buckley, Long-Term Stock Exchange, Inc.
Ms. Nawreen Sattar, Long-Term Stock Exchange, Inc.

Form 1 Page 1 Execution Page	**UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549 APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR, REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT**	Date filed (MM/DD/YY): 09/15/23	OFFICIAL USE ONLY

WARNING: Failure to keep this form current and to file accurate supplementary information on a timely basis, or the failure to keep accurate books and records or otherwise to comply with the provisions of law applying to the conduct of the applicant would violate the federal securities laws and may result in disciplinary, administrative, or criminal action.

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS MAY CONSTITUTE CRIMINAL VIOLATIONS

☐ APPLICATION ☒ AMENDMENT

1. State the name of the applicant: Long-Term Stock Exchange, Inc.
2. Provide the applicant's primary street address (Do not use a P.O. Box): 101 Greenwich St, STE 1502, New York, NY 10006

23008103

3. Provide the applicant's mailing address (if different):
4. Provide the applicant's business telephone and facsimile number:
   646-363-6286 (Telephone) N/A (Facsimile)
5. Provide the name, title, and telephone number of a contact employee:
   James G. Buckley (Name) Chief Regulatory Officer (Title) (929) 837-1125 (Telephone Number)
6. Provide the name and address of counsel for the applicant:
   Scott D. Fisher, Steptoe & Johnson LLP
   1114 Avenue of the Americas
   New York, NY 10036
7. Provide the date applicant's fiscal year ends: 12/31
8. Indicate legal status of applicant: ☒ Corporation ☐ Sole Proprietorship ☐ Partnership ☐ Limited Liability Company ☐ Other (specify):

   If other than a sole proprietor, indicate the date and place where applicant obtained its legal status (e.g. state where incorporated, place where partnership agreement was filed or where applicant entity was formed):

   (a) Date (MM/DD/YY): 07/26/17 (b) State/Country of formation: DE / USA

   (c) Statute under which applicant was organized: General Corporation Law of the State of Delaware

EXECUTION: The applicant consents that service of any civil action brought by , or notice of any proceeding before, the Securities and Exchange Commission in connection with the applicant's activities may be given by registered or certified mail or confirmed telegram to the applicant's contact employee at the main address, or mailing address if different, given in Items 2 and 3. The undersigned, being first duly sworn, deposes and says that he/she has executed this form on behalf of , and with the authority of , said applicant. The undersigned and applicant represent that the information and statements contained herein, including exhibits, schedules, or other documents attached hereto, and other information filed herewith, all of which are made a part hereof, are current, true, and complete.

Date: 09/15/23 (MM/DD/YY) Long-Term Stock Exchange, Inc. (Name of applicant)

By: [signature] (Signature) James G. Buckley, Chief Regulatory Officer (Printed Name and Title)

Subscribed and sworn before me this 15th day of September (Month), 2023 (Year) by Cristal M. Garcia (Notary Public)

My Commission expires 12/4/25 County of New York State of New York

This page must always be completed in full with original, manual signature and notarization. Affix notary stamp or seal where applicable.

Cristal Maria Garcia
Notary Public, State of New York
Reg. No. 01GA6367877
Qualified in New York County
Commission Expires December 4, 2025

Signed without notarization pursuant to Division of Trading and Markets Staff Statement Regarding Requirements for Certain Paper Submissions in Light of COVID-19 Concerns (June 18, 2020)

Form 1

OMB APPROVAL	
OMB Number:	3235-0017
Expires:	March 31, 2025
Estimated average burden hours per response.	30.00

APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR, REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT

FORM 1 INSTRUCTIONS

A. GENERAL INSTRUCTIONS

1. Form 1 is the application for registration as a national securities exchange or an exchange exempt from registration pursuant to Section 5 of the Securities Exchange Act of 1934 ("Exchange Act").

2. **UPDATING** - A registered exchange or exchange exempt from registration pursuant to Section 5 of the Exchange Act must file amendments to Form 1 in accordance with Exchange Act Rule 6a-2.

3. **CONTACT EMPLOYEE** - The individual listed on the Execution Page (Page 1) of Form 1 as the contact employee must be authorized to receive all contact information, communications, and mailings, and is responsible for disseminating such information within the applicant's organization.

4. **FORMAT**
   - Attach an Execution Page (Page 1) with original manual signatures.
   - Please type all information.
   - Use only the current version of Form 1 or a reproduction.

5. If the information called for by any Exhibit is available in printed form, the printed material may be filed, provided it does not exceed 8 1/2 X 11 inches in size.

6. If any Exhibit required is inapplicable, a statement to that effect shall be furnished in lieu of such Exhibit.

7. An exchange that is filing Form 1 as an application may not satisfy the requirements to provide certain information by means of an Internet web page. All materials must be filed with the Commission in paper.

8. **WHERE TO FILE AND NUMBER OF COPIES** - Submit one original and two copies of Form 1 to: SEC, Division of Market Regulation, Office of Market Supervision, 450 Fifth Street, N.W., Washington, DC 20549.

9. **PAPERWORK REDUCTION ACT DISCLOSURE**
   - Form 1 requires an exchange seeking to register as a national securities exchange or seeking an exemption from registration as a national securities exchange pursuant to Section 5 of the Exchange Act to provide the Securities and Exchange Commission ("SEC" or "Commission") with certain information regarding the operation of the exchange. Form 1 also requires national securities exchanges or exchanges exempt from registration based on limited volume to update certain information on a periodic basis.

   - An agency may not conduct or sponsor, and a person is not required to respond to, a collection of information unless it displays a currently valid control number. Sections 3(a)(1), 5, 6(a) and 23(a) authorize the Commission to collect information on this Form 1 from exchanges. *See* 15 U.S.C. §§78c(a)(1), 78e, 78f(a) and 78w(a).

   - Any member of the public may direct to the Commission any comments concerning the accuracy of the burden estimate on the facing page of Form 1 and any suggestions for reducing this burden.

   - Form 1 is designed to enable the Commission to determine whether an exchange applying for registration is in compliance with the provisions of Sections 6 and 19 of the Exchange Act. Form 1 is also designed to enable the Commission to determine whether a national securities exchange or exchange exempt from registration based on limited volume is operating in compliance with the Exchange Act.

   - It is estimated that an exchange will spend approximately 47 hours completing the initial application on Form 1 pursuant to Rule 6a-1. It is also estimated that each exchange will spend approximately 25 hours to prepare each amendment to Form 1 pursuant to Rule 6a-2.

   - It is mandatory that an exchange seeking to operate as a national securities exchange or as an exchange exempt from registration based on limited volume file Form 1 with the Commission. It is also mandatory that national securities exchanges or exchanges exempt from registration based on limited volume file amendments to Form 1 under Rule 6a-2.

   - No assurance of confidentiality is given by the Commission with respect to the responses made in Form 1. The public has access to the information contained in Form 1.

   - This collection of information has been reviewed by the Office of Management and Budget ("OMB") in accordance with the clearance requirements of 44 U.S.C. §3507. The applicable Privacy Act system of records is SEC-2 and the routine uses of the records are set forth at 40 FR 39255 (August 27, 1975) and 41 FR 5318 (February 5, 1976).

B. EXPLANATION OF TERMS

APPLICANT - The entity or organization filing an application for registration or an exemption for registration, or amending any such application on this Form 1.

AFFILIATE - Any person that, directly or indirectly, controls, is under common control with, or is controlled by, the national securities exchange or exchange exempt from registration based on the limited volume of transactions effected on such exchange, including any employees.

CONTROL - The power, directly or indirectly, to direct the management or policies of a company, whether through ownership of securities, by contract, or otherwise. Any person that (i) is a director, general partner or officer exercising executive responsibility (or having similar status or functions); (ii) directly or indirectly has the right to vote 25% or more of a class of voting securities or has the power to sell or direct the sale of 25% or more of a class of voting securities; or (iii) in the case of a partnership, has the right to receive, upon dissolution, or has contributed, 25% or more of the capital, is presumed to control that entity.

DIRECT OWNERS - Any person that owns, beneficially owns, has the right to vote, or has the power to sell or direct the sale of, 5% or more of a class of a voting security of the applicant. For purposes of this Form 1, a person beneficially owns any securities (i) owned by his/her child, stepchild, grandchild, parent, stepparent, grandparent, spouse, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, sister-in-law, sharing the same residence; or (ii) that he/she has the right to acquire, within 60 days, through the exercise of any option, warrant or right to purchase the security.

MEMBER - Shall have the same meaning as under Exchange Act Section 3(a)(3).

NATIONAL SECURITIES EXCHANGE - Shall mean any exchange registered pursuant to Section 6 of the Exchange Act.

PERSON ASSOCIATED WITH A MEMBER - Shall have the same meaning as under Section 3(a)(21) of the Exchange Act.

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR, REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT

OFFICIAL USE

OFFICIAL USE ONLY

DO NOT WRITE BELOW THIS LINE - FOR OFFICIAL USE ONLY

EXHIBITS

File all Exhibits with an application for registration as a national securities exchange or exemption from registration pursuant to Section 5 of the Exchange Act and Rule 6a-1, or with amendments to such applications pursuant to Rule 6a-2. For each exhibit, include the name of the applicant, the date upon which the exhibit was filed and the date as of which the information is accurate (if different from the date of the filing). If any Exhibit required is inapplicable a statement to that effect shall be furnished in lieu of such Exhibit.

Exhibit A A copy of the constitution, articles of incorporation or association with all subsequent amendments, and of existing by-laws or corresponding rules or instruments, whatever the name, of the applicant.

Exhibit B A copy of all written rulings, settled practices having the effect of rules, and interpretations of the Governing Board or other committee of the applicant in respect of any provisions of the constitution, by-laws, rules, or trading practices of the applicant which are not included in Exhibit A.

Exhibit C For each subsidiary or affiliate of the applicant, and for any entity with whom the applicant has a contractual or other agreement relating to the operation of an electronic trading system to be used to effect transactions on the exchange ("System"), provide the following information:

1. Name and address of organization.
2. Form of organization (e.g., association, corporation, partnership, etc.).
3. Name of state and statute citation under which organized. Date of incorporation in present form.
4. Brief description of nature and extent of affiliation.
5. Brief description of business or functions. Description should include responsibilities with respect to operation of the System and/or execution, reporting, clearance, or settlement of transactions in connection with operation of the System.
6. A copy of the constitution.
7. A copy of the articles of incorporation or association including all amendments.
8. A copy of existing by-laws or corresponding rules or instruments.
9. The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions.
10. An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association.

Exhibit D For each subsidiary or affiliate of the exchange, provide unconsolidated financial statements for the latest fiscal year. Such financial statements shall consist, at a minimum, of a balance sheet and an income statement with such footnotes and other disclosures as are necessary to avoid rendering the financial statements misleading. If any affiliate or subsidiary is required by another Commission rule to submit annual financial statements, a statement to that effect, with a citation to the other Commission rule, may be provided in lieu of the financial statements required here.

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR, REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT

OFFICIAL USE

OFFICIAL USE ONLY

EXHIBITS

Exhibit E

Describe the manner of operation of the System. This description should include the following:

1. The means of access to the System.
2. Procedures governing entry and display of quotations and orders in the System.
3. Procedures governing the execution, reporting, clearance and settlement of transactions in connection with the System.
4. Proposed fees.
5. Procedures for ensuring compliance with System usage guidelines.
6. The hours of operation of the System, and the date on which applicant intends to commence operation of the System.
7. Attach a copy of the users' manual.
8. If applicant proposes to hold funds or securities on a regular basis, describe the controls that will be implemented to ensure safety of those funds or securities.

Exhibit F

A complete set of all forms pertaining to:

1. Application for membership, participation, or subscription to the entity.
2. Application for approval as a person associated with a member , participant, or subscriber of the entity.
3. Any other similar materials.

Exhibit G

A complete set of all forms of financial statements, reports, or questionnaires required of members, participants, subscribers, or any other users relating to financial responsibility or minimum capital requirements for such members, participants, or any other users.Provide a table of contents listing the forms included in this Exhibit G.

Exhibit H

A complete set of documents comprising the applicant's listing applications, including any agreements required to be executed in connection with listing and a schedule of listing fees. If the applicant does not list securities, provide a brief description of the criteria used to determine what securities may be traded on the exchange. Provide a table of contents listing the forms included in this Exhibit H.

Exhibit I

For the latest fiscal year of the applicant, audited financial statements which are prepared in accordance with, or in the case of a foreign applicant, reconciled with, United States generally accepted accounting principles, and are covered by a report prepared by an independent public accountant.If an applicant has no consolidated subsidiaries, it shall file audited financial statements under Exhibit I alone and need not file a separate unaudited financial statement for the applicant under Exhibit D.

Exhibit J

A list of the officers, governors, members of all standing committees, or persons performing similar functions, who presently hold or have held their offices or positionsduring the previous year, indicating the following for each:

1. Name.
2. Title.
3. Dates of commencement and termination of term of office or position.
4. Type of business in which each is primarily engaged (e.g., floor broker, specialist, odd lot dealer, etc.).

Exhibit K This Exhibit is applicable only to exchanges that have one or more owners, shareholders, or partners that are not also members of the exchange. If the exchange is a corporation, please provide a list of each shareholder that directly owns 5% or more of a class of a voting security of the applicant. If the exchange is a partnership, please provide a list of all general partners and those limited and special partners that have the right to receive upon dissolution, or have contributed, 5% or more of the partnership's capital. For each of the persons listed in the Exhibit K, please provide the following:

1. Full legal name;
2. Title or Status;
3. Date title or status was acquired;
4. Approximate ownership interest; and
5. Whether the person has control, a term that is defined in the instructions to this Form.

Exhibit L Describe the exchange's criteria for membership in the exchange. Describe conditions under which members may be subject to suspension or termination with regard to access to the exchange. Describe any procedures that will be involved in the suspension or termination of a member.

Exhibit M Provide an alphabetical list of all members, participants, subscribers or other users, including the following information:

1. Name;
2. Date of election to membership or acceptance as a participant, subscriber or other user;
3. Principal business address and telephone number;
4. If member, participant, subscriber or other user is an individual, the name of the entity with which such individual is associated and the relationship of such individual to the entity (e.g. partner officer, director, employee, etc.);
5. Describe the type of activities primarily engaged in by the membe,rparticipant, subscriber, or other user (e.g. floor broker, specialist, odd lot dealer, other market maker, proprietary trader, non-broker dealer, inactive or other functions). A person shall be "primarily engaged" in an activity or function for purposes of this item when that activity or function is the one in which that person is engaged for the majority of their time. When more than one type of person at an entity engages in any of the six types of activities or functions enumerated in this item, identify each type (e.g. proprietary trader Registered Competitive Trader and Registered Competitive Market Maker) and state the number of members, participants, subscribers, or other users in each; and
6. The class of membership, participation or subscription or other access.

Exhibit N Provide a schedule for each of the following:

1. The securities listed in the exchange, indicating for each the name of the issuer and a description of the security;
2. The securities admitted to unlisted trading privileges, indicating for each the name of the issuer and a description of the security;
3. The unregistered securities admitted to trading on the exchange which are exempt from registration under Section 12(a) of the Act. For each security listed, provide the name of the issuer and a description of the security, and the statutory exemption claimed (e.g. Rule 12a-6); and
4. Other securities traded on the exchange, including for each the name of the issuer and a description of the security.

Long-Term Stock Exchange, Inc.
Date of filing: September 15, 2023
Date as of which the information is accurate: September 15, 2023

Exhibit C

For each subsidiary or affiliate of the applicant, and for any entity with whom the applicant has a contractual or other agreement relating to the operation of an electronic trading system to be used to effect transactions on the exchange ("System"), provide the following information:

1. **Name and address of organization.**
2. **Form of organization (e.g., association, corporation, partnership, etc.).**
3. **Name of state and statute citation under which organized. Date of incorporation in present form.**
4. **Brief description of nature and extent of affiliation.**
5. **Brief description of business or functions. Description should include responsibilities with respect to operation of the System and/or execution, reporting, clearance, or settlement of transactions in connection with operation of the System.**
6. **A copy of the constitution.**
7. **A copy of the articles of incorporation or association including all amendments.**
8. **A copy of existing by-laws or corresponding rules or instruments.**
9. **The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions.**
10. **An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association.**

LTSE Group, Inc. ("LTSEG")

1. Name and address of organization.
- LTSEG is located at 101 Greenwich Street, 1502 (15B), New York, NY 10006.

2. Form of organization (e.g., association, corporation, partnership, etc.).
- LTSEG is a corporation

3. Name of state and statute citation under which organized. Date of incorporation in present form.
- LTSEG is formed under the laws of Delaware, under Section 102 of the Delaware General Corporate Law. LTSEG was incorporated on February 1, 2019.

4. Brief description of nature and extent of affiliation.
- LTSEG is the parent company of Long-Term Stock Exchange, Inc. ("Exchange") and owns 100% of its common stock.

5. Brief description of business or functions. Description should include responsibilities with respect to operation of the System and/or execution, reporting, clearance, or settlement of transactions in connection with operation of the System.

- LTSEG is a holding company which owns 100% of the equity of the Exchange. LTSEG is the entity through which the ultimate owners of the Exchange hold their ownership interest in the Exchange. Although LTSEG will not itself carry out regulatory functions, its activities with respect to the operation of the Exchange must be consistent with, and not interfere with, the Exchange's self-regulatory obligations. The LTSEG corporate governance documents include provisions that are designed to maintain the independence of the Exchange's self-regulatory function from LTSEG, enable the Exchange to operate in a manner that complies with federal securities laws, including the objectives of Sections 6(b) and 19(g) of the Act, and facilitate the ability of the SEC to fulfill its regulatory and oversight obligations under the Act. For example, under the corporate governance documents, LTSEG submits to the SEC's jurisdiction with respect to activities relating to the Exchange, and agrees to provide to the SEC and the Exchange access to its books and records that are related to the operation or administration of the Exchange. In addition, to the extent they are related to the operation or administration of the Exchange, the books, records, premises, officers, directors, agents, and employees of LTSEG shall be deemed to be the books, records, premises, officers, directors, agents and employees of the Exchange for the purposes of, and subject to oversight pursuant to, the Act. LTSEG also agrees to keep confidential non-public information relating to the self-regulatory function of the Exchange and not to use such information for any non-regulatory purpose. In addition, the board of directors of LTSEG, as well as its officers, employees, and agents, are required to give due regard to the preservation of the independence of the Exchange's self-regulatory function. Further, the LTSEG Amended and Restated Certificate of Incorporation and Bylaws require that any changes to such documents be submitted to the Board of Directors of the Exchange, and if such amendment is required to be filed with the SEC pursuant to Section 19(b) of the Act, such change shall not be effective until filed with, or filed with and approved by, the SEC. The LTSEG Amended and Restated Certificate of Incorporation includes restrictions on the ability to own and vote shares of LTSEG. These limitations are designed to prevent any shareholder from exercising undue control over the operation of the Exchange and to assure that the Exchange and the SEC are able to carry out their regulatory obligations under the Act.

6. A copy of the constitution.

- This is inapplicable

7. A copy of the articles of incorporation or association including all amendments.

- A copy of the articles of incorporation is provided on the Exchange's website, www.ltse.com.

8. A copy of existing by-laws or corresponding rules or instruments.

- A copy of the existing bylaws is provided on the Exchange's website, www.ltse.com.

9. The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions.

Name	**Corporate Title**	**Functional Title**
Eric Ries	Officer / Board Member	Chairman of the Board, Executive Chairman and

		Secretary
Maliz Beams	Officer / Board Member	Chief Executive Officer
John Bautista	Board Member	N/A
Xue Devand	Board Member	N/A
Andy Lam	Board Member	N/A
Vacant	Board Member	N/A

10. An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association.
- Association with the Exchange has not ceased during the previous year.

LTSE Services, Inc. ("LTSE Services")

1. Name and address of organization.
   - LTSE Services is located at 101 Greenwich Street, 1502 (15B), New York, NY 10006.
2. Form of organization (e.g., association, corporation, partnership, etc)
   - LTSE Services is a corporation.
3. Name of state and statute citation under which organized. Date of incorporation in present form.
   - LTSE Services was formed under the laws of Delaware under Section 102 of the Delaware General Corporate Law. LTSE Services was incorporated on August 30, 2012.
4. Brief description of nature and extent of affiliation.
   - LTSE Services and LTSEG have common board members and significant common stockholders
5. Brief description of business or functions. Description should include responsibilities with respect to operation of the System and/or execution, reporting, clearance, or settlement of transactions in connection with operation of the System.
   - LTSE Services is a software business providing tools to companies and investors designed to help founders and their employees through all stages of a company's life cycle. LTSE Services has created user-friendly software products for its clients that drive financial and other solutions that can be specialized or scaled for broad commercial application. LTSE Services has also developed products that provide value to companies in different stages of their lifecycles. The Exchange is a customer of LTSE Services, which provides services to the Exchange pursuant to intercompany agreements, and has controls in place to maintain confidentiality of any regulatory information belonging to the Exchange.
6. A copy of the constitution.
   - This is inapplicable.
7. A copy of the articles of incorporation or association including all amendments.
   - A copy of the articles of incorporation is included with this filing.
8. A copy of existing by-laws or corresponding rules or instruments.
   - A copy of the existing bylaws is included with this filing.
9. The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions.

Name	**Corporate Title**	**Functional Title**

Eric Ries	Officer / Board Member	Chairman of the Board, Executive Chairman, and Treasurer
Maliz Beams	Officer / Board Member	Chief Executive Officer
John Bautista	Officer / Board Member	Secretary
Martin Alvarez	Officer	Chief Commercial Officer
Xue Devand	Board Member	N/A
Andy Lam	Board Member	N/A
Vacant	Board Member	N/A

10. An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association.

- Association with the Exchange has not ceased during the previous year.

Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE RESTATED CERTIFICATE OF "LTSE SERVICES, INC.", FILED IN THIS OFFICE ON THE TWENTY-FIRST DAY OF JUNE, A.D. 2022, AT 1:06 O`CLOCK P.M.

Jeffrey W. Bullock, Secretary of State

5204753 8100
SR# 20222778611

Authentication: 203726341
Date: 06-21-22

State of Delaware
Secretary of State
Division of Corporations
Delivered 01:06 PM 06/21/2022
FILED 01:06 PM 06/21/2022
SR 20222778611 - File Number 5204753

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

OF

LTSE SERVICES, INC.

The undersigned, Eric Ries, hereby certifies that:

1. The undersigned is the duly elected and acting President of LTSE Services, Inc., a Delaware corporation.

2. The Certificate of Incorporation of this corporation was originally filed with the Secretary of State of Delaware on August 30, 2012 under the name of Long-Term Stock Exchange, Inc.

3. The Certificate of Incorporation of this corporation shall be amended and restated to read in full as follows:

ARTICLE I

"The name of this corporation is LTSE Services, Inc. (the "Corporation").

ARTICLE II

The address of the Corporation's registered office in the state of Delaware is 1209 Orange Street, in the city of Wilmington, county of New Castle, Zip Code 19801. The name of its registered agent at such address is The Corporation Trust Company.

ARTICLE III

The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the Delaware General Corporation Law.

ARTICLE IV

(A) **Classes of Stock.** The Corporation is authorized to issue four classes of stock to be designated, respectively, "Class A Common Stock," "Class B Common Stock," "Founders Preferred Stock" and "Preferred Stock." The total number of shares which the Corporation is authorized to issue is 256,931,577 shares, each with a par value of $0.0001 per share. 14,474,635 shares shall be Class A Common Stock, 153,500,000 shares shall be Class B Common Stock, 3,137,135 shares shall be Founders Preferred Stock and 85,819,807 shares shall be Preferred Stock. The Class A Common Stock and Class B Common Stock shall collectively be referred to herein as the "Common Stock."

(B) **Powers, Preferences, Special Rights and Restrictions of Preferred Stock.** The Preferred Stock authorized by this Amended and Restated Certificate of Incorporation (the "Restated Certificate") shall be divided into series as provided herein. 1,292,445 shares of

Preferred Stock shall be designated "Series A-1 Preferred Stock," 1,317,564 shares of Preferred Stock shall be designated "Series A-2 Preferred Stock," 3,003,032 shares of Preferred Stock shall be designated "Series A-3 Preferred Stock," 575,902 shares of Preferred Stock shall be designated "Series A-4 Preferred Stock," 273,666 shares of Preferred Stock shall be designated "Series A-5 Preferred Stock," 3,638,729 shares of Preferred Stock shall be designated "Series A-6 Preferred Stock," 14,949,744 shares of Preferred Stock shall be designated "Series A-7 Preferred Stock," 25,138,371 shares of Preferred Stock shall be designated "Series B Preferred Stock," and 35,630,354 shares of Preferred Stock shall be designated "Series C Preferred Stock." The Series A-1 Preferred Stock, the Series A-2 Preferred Stock, the Series A-3 Preferred Stock, the Series A-4 Preferred Stock, the Series A-5 Preferred Stock, the Series A-6 Preferred Stock and the Series A-7 Preferred Stock shall be referred to collectively herein as the "Series A Preferred Stock." The powers, preferences, special rights and restrictions granted to and imposed on the Preferred Stock are as set forth below in this Article IV(B).

1. **Dividend Provisions.** The holders of shares of Preferred Stock shall be entitled to receive dividends, out of any assets legally available therefor, prior and in preference to any declaration or payment of any dividend (payable other than in Common Stock or other securities and rights convertible into or entitling the holder thereof to receive, directly or indirectly, additional shares of Common Stock of the Corporation) on the Founders Preferred Stock and Common Stock of the Corporation, at the rate of 8% of the applicable Original Issue Price (as defined below) per share per annum on each outstanding share of Series A-1 Preferred Stock, Series A-2 Preferred Stock, Series A-3 Preferred Stock, Series A-4 Preferred Stock, Series A-5 Preferred Stock, Series A-6 Preferred Stock, Series A-7 Preferred Stock, Series B Preferred Stock and Series C Preferred Stock then held by them; payable when, as and if declared by the Board of Directors of the Corporation (the "Board of Directors"), calculated on the record date for determination of holders entitled to such dividend. Such dividends shall not be cumulative. After payment of such dividends, any additional dividends shall be distributed among the holders of Preferred Stock, Founders Preferred Stock and Common Stock pro rata based on the number of shares of Common Stock then held by each holder (assuming conversion of all such Preferred Stock and Founders Preferred Stock into Common Stock), calculated on the record date for determination of holders entitled to such dividend. The "Original Issue Price" shall mean $0.1973 per share with respect to the Series A-1 Preferred Stock, $0.296 per share with respect to the Series A-2 Preferred Stock, $0.3946 per share with respect to the Series A-3 Preferred Stock, $0.4341 per share with respect to the Series A-4 Preferred Stock, $0.4933 per share with respect to the Series A-5 Preferred Stock, $0.5919 per share with respect to the Series A-6 Preferred Stock, $0.9875 per share with respect to the Series A-7 Preferred Stock, $2.489 per share with respect to the Series B Preferred Stock and $4.1627 per share with respect to the Series C Preferred Stock, in each case as adjusted for stock splits, stock dividends, reclassifications and the like.

2. **Liquidation.**

(a) **Preference.** In the event of any Liquidation Transaction, the holders of Preferred Stock shall be entitled to receive, prior and in preference to any distribution of any of the assets of the Corporation to the holders of Founders Preferred Stock and Common Stock, by reason of their ownership thereof, an amount per share equal to applicable Original Issue Price per share (as adjusted for stock splits, stock dividends, reclassification and the like) for each outstanding share of Series A-1 Preferred Stock, Series A-2 Preferred Stock, Series A-3 Preferred

Stock, Series A-4 Preferred Stock, Series A-5 Preferred Stock, Series A-6 Preferred Stock, Series A-7 Preferred Stock, Series B Preferred Stock and Series C Preferred Stock then held by them, plus any declared but unpaid dividends on such shares. If, upon the occurrence of such event, the assets and funds thus distributed among the holders of Preferred Stock shall be insufficient to permit the payment to such holders of the full aforesaid preferential amounts, then the entire assets and funds of the Corporation legally available for distribution shall be distributed ratably among the holders of Preferred Stock in proportion to the preferential amount each such holder is otherwise entitled to receive under this Section 2(a).

(b) **Remaining Assets.** Upon the completion of the distribution required by Article IV(B)2(a) above, the remaining assets of the Corporation available for distribution to stockholders shall be distributed among the holders of the Founders Preferred Stock and Common Stock pro rata based on the number of shares of Common Stock held by each (assuming conversion of all such Founders Preferred Stock into Common Stock).

(c) **Deemed Conversion.** Notwithstanding the above, for purposes of determining the amount each holder of shares of Preferred Stock is entitled to receive with respect to a Liquidation Transaction, as defined below, each such holder of shares of Preferred Stock shall be deemed to have converted (regardless of whether such holder actually converted) such holder's shares of such series into shares of Class B Common Stock immediately prior to the Liquidation Transaction if, as a result of an actual conversion, such holder would receive, in the aggregate, an amount greater than the amount that would be distributed to such holder if such holder did not convert such series of Preferred Stock into shares of Class B Common Stock. If any such holder shall be deemed to have converted shares of Preferred Stock into Class B Common Stock pursuant to this paragraph, then such holder shall not be entitled to receive any distribution that would otherwise be made to holders of Preferred Stock that have not converted (or have not been deemed to have converted) into shares of Class B Common Stock.

(d) **Certain Acquisitions.**

(i) **Deemed Liquidation.** For purposes of this Article IV(B)2, a "Liquidation Transaction" shall be deemed to occur if the Corporation shall (I) sell, convey, exclusively license or otherwise dispose of all or substantially all of its assets, property or business, (II) merge with or into or consolidate with any other corporation, limited liability company or other entity (other than a wholly-owned subsidiary of the Corporation), or (III) effect a liquidation, dissolution or winding up of the Corporation pursuant to the applicable provisions of Section 275 of the Delaware General Corporation Law; provided, however that none of the following shall be considered a Liquidation Transaction: (A) a merger effected exclusively for the purpose of changing the domicile of the Corporation, (B) a bona fide equity financing in which the Corporation is the surviving corporation or (C) a transaction in which the stockholders of the Corporation immediately prior to the transaction have sufficient rights (by law or contract) to elect or designate 50% or more of the directors of the surviving or acquiring entity following the transaction (as appropriately adjusted for any disparate director voting rights). In the event of a Liquidation Transaction pursuant to the provisions of subsection (II) above, all references in this Article IV(B)2 to "assets of the Corporation" shall be deemed instead to refer to the aggregate consideration to be paid to the holders of the Corporation's capital stock in such merger or consolidation. If any portion of the consideration payable to the holders of the Corporation's capital stock is placed into escrow and/or is payable to the holders of the Corporation's capital stock subject to contingencies, the applicable merger agreement shall provide that (1) the portion of such consideration that is not placed in escrow and not subject to any contingencies (the "Initial Consideration") shall be allocated among the holders of capital stock of the Corporation in accordance with this Article IV(B)2 as if the Initial Consideration were the only consideration payable in connection with such Liquidation Transaction and (2) any additional consideration which becomes payable to the holders of the Corporation's capital stock upon release from escrow or satisfaction of contingencies shall be allocated among the holders of capital stock of the Corporation in accordance with this Article IV(B)2 after taking into account the previous payment of the Initial Consideration as part of the same transaction. Nothing in this subsection (i) shall require the distribution to stockholders of anything other than proceeds of such transaction in the event of a merger or consolidation of the Corporation. Notwithstanding the foregoing, the treatment of any transaction as a Liquidation Transaction may be waived by the vote or written consent of the holders of at least 75% of the shares of the Corporation's outstanding Preferred Stock, voting together as a single class on an as-converted basis.

(ii) **Valuation of Consideration.** In the event of a Liquidation Transaction, if the consideration received by the Corporation is other than cash, its value will be deemed its fair market value. Any securities shall be valued as determined in good faith by the Board of Directors. Notwithstanding the foregoing, the methods for valuing non-cash consideration to be distributed in connection with a Liquidation Transaction shall, with the appropriate approval by the stockholders under the Delaware General Corporation Law of the definitive agreements governing such Liquidation Transaction and Article IV(B)6 below, be superseded by the determination of such value set forth in the definitive agreements governing such Liquidation Transaction.

3. **Redemption.** The Preferred Stock is not mandatorily redeemable.

4. **Conversion.** The holders of shares of Preferred Stock shall be entitled to conversion rights as follows:

(a) **Right to Convert.** Subject to Article IV(B)4(c) below, each share of Preferred Stock shall be convertible, at the option of the holder thereof, at any time after the date of issuance of such share, at the office of the Corporation or any transfer agent for such stock, into such number of fully paid and nonassessable shares of Class B Common Stock as is determined by dividing the applicable Original Issue Price (as adjusted for any stock splits, stock dividends, combinations, subdivisions, recapitalizations or the like) for such series of Preferred Stock, by the Conversion Price applicable to such shares (such quotient is referred to herein as the "Conversion Rate"), determined as hereafter provided, in effect on (i) the date the certificate is surrendered for conversion or (ii) in the case of uncertificated securities, the date the notice of conversion is received by the Corporation. The initial "Conversion Price" per share shall be $0.1973 in the case of the Series A-1 Preferred Stock, $0.296 in the case of the Series A-2 Preferred Stock, $0.3946 in the case of the Series A-3 Preferred Stock, $0.4341 in the case of the Series A-4 Preferred Stock, $0.4933 in the case of the Series A-5 Preferred Stock, $0.5919 in the case of the Series A-6 Preferred Stock, $0.9875 in the case of the Series A-7 Preferred Stock, $2.489 in the case of the Series B Preferred Stock and $4.1627 in the case of the Series C Preferred Stock.

Such initial Conversion Prices shall be subject to adjustment as set forth in Article IV(B)4(d) below.

(b) **Automatic Conversion**. Each share of Preferred Stock shall automatically be converted into such number of shares of Class B Common Stock equal to the Conversion Rate then in effect for such share immediately upon the earlier of (i) except as provided in Article IV(B)4(c) below, the Corporation's sale of its Common Stock in a firm commitment underwritten public offering pursuant to a registration statement under the Securities Act of 1933, as amended (the "Securities Act"), the public offering price of which is not less than $4.1627 per share (as adjusted for stock splits, stock dividends, reclassification and the like) and which results in aggregate cash proceeds to the Corporation of not less than $50,000,000, net of underwriting discounts and commissions (a "Qualified IPO") or (ii) the date, or upon the occurrence of an event, specified by vote or written consent of the holders of at least 75% of the then outstanding shares of Preferred Stock, voting together as a single class on an as-converted basis; provided that, the automatic conversion of the Series C Preferred Stock pursuant to this clause (ii) shall require the approval of the holders of at least a majority of the then outstanding shares of Series C Preferred Stock.

(c) **Mechanics of Conversion**. Before any holder of Preferred Stock shall be entitled to convert such Preferred Stock into shares of Class B Common Stock, the holder shall give written notice to the Corporation at its principal corporate office, of the election to convert the same and shall state therein the name or names in which the shares of Class B Common Stock are to be issued and, in the case of Preferred Stock represented by a certificate, the holder shall surrender the certificate or certificates therefor, duly endorsed, at the office of the Corporation or of any transfer agent for such series of Preferred Stock. The Corporation shall, as soon as practicable thereafter, issue and deliver at such office to such holder of Preferred Stock, or to the nominee or nominees of such holder, a certificate or certificates or, upon request in the case of uncertificated securities, a notice of issuance, for the number of shares of Class B Common Stock to which such holder shall be entitled as aforesaid. Such conversion shall be deemed to have been made immediately prior to the close of business on the date of such surrender of certificates, or in the case of uncertificated securities, on the date such notice of conversion is received by the Corporation, and the person or persons entitled to receive the shares of Class B Common Stock issuable upon such conversion shall be treated for all purposes as the record holder or holders of such shares of Class B Common Stock as of such date. If the conversion is in connection with a firm commitment underwritten public offering of securities, the conversion may, at the option of any holder tendering such Preferred Stock for conversion, be conditioned upon the closing of the sale of securities pursuant to such offering, in which event any persons entitled to receive Class B Common Stock upon conversion of such Preferred Stock shall not be deemed to have converted such Preferred Stock until immediately prior to the closing of such sale of securities.

(d) **Conversion Price Adjustments of Preferred Stock for Certain Dilutive Issuances, Splits and Combinations**. The Conversion Prices of the Preferred Stock shall be subject to adjustment from time to time as follows:

(i) **Issuance of Additional Stock Below Purchase Price**. If the Corporation should issue, at any time after the date upon which any shares of Series C Preferred Stock were first issued (the "Purchase Date"), any Additional Stock (as defined below) without consideration or for a consideration per share less than the applicable Conversion Price for the Series A Preferred Stock, Series B Preferred Stock or Series C Preferred Stock in effect immediately prior to the issuance of such Additional Stock (as adjusted for stock splits, stock dividends, reclassification and the like), the Conversion Price for such series in effect immediately prior to each such issuance shall automatically be adjusted as set forth in this Article IV(B)4(d)(i), unless otherwise provided in this Article IV(B)4(d)(i).

(A) **Adjustment Formula**. Whenever the Conversion Price is adjusted pursuant to this Article IV(B)4(d)(i), the new Conversion Price for such series shall be determined by multiplying the Conversion Price for such series then in effect by a fraction, (x) the numerator of which shall be the number of shares of Common Stock outstanding immediately prior to such issuance (the "Outstanding Common") plus the number of shares of Common Stock that the aggregate consideration received by the Corporation for such issuance would purchase at such Conversion Price; and (y) the denominator of which shall be the number of shares of Outstanding Common plus the number of shares of such Additional Stock. For purposes of the foregoing calculation, the term "Outstanding Common" shall include shares of Common Stock deemed issued pursuant to Article IV(B)4(d)(i)(E) below.

(B) **Definition of "Additional Stock"**. For purposes of this Article IV(B)4(d)(i), "Additional Stock" shall mean any shares of Common Stock issued (or deemed to have been issued pursuant to Article IV(B)4(d)(i)(E) below) by the Corporation after the Purchase Date, other than:

(1) securities issued pursuant to stock splits, stock dividends or similar transactions, as described in Article IV(B)4(d)(ii) below;

(2) securities issuable upon conversion, exchange or exercise of convertible, exchangeable or exercisable securities outstanding as of the Purchase Date including, without limitation, warrants, notes or options;

(3) Common Stock (or options therefor) issued or issuable to employees, consultants, officers, directors of the Corporation or other persons performing services for the Corporation pursuant to stock option plans or restricted stock plans or agreements approved by the Board of Directors;

(4) Common Stock issued or issuable in a public offering in connection with which all outstanding shares of Preferred Stock are converted to Common Stock;

(5) securities issued or issuable in connection with the acquisition by the Corporation of another company or business;

(6) securities issued or issuable to financial institutions, equipment lessors, brokers or similar persons in connection with commercial credit arrangements, equipment financings, commercial property lease transactions or similar transactions;

(7) securities issued or issuable to an entity as a component of any business relationship with such entity primarily for the purpose of (a) joint venture, technology licensing or development activities, (b) distribution, supply or manufacture of the Corporation's products or services or (c) any other arrangements involving corporate partners that are primarily for purposes other than raising capital, the terms of which business relationship with such entity are approved by the Board of Directors, including at least one of the Preferred Directors;

(8) Class B Common Stock issued upon conversion of the Class A Common Stock;

(9) Class A Common Stock issued upon conversion of the Founders Preferred Stock;

(10) Class B Common Stock issued or issuable upon conversion of the Preferred Stock and Founders Preferred Stock;

(11) Series C Preferred Stock authorized by this Restated Certificate and sold pursuant to that certain Series C Preferred Stock Purchase Agreement, dated as of the Purchase Date, by and among the Company and the other parties thereto; and

(12) securities issued or issuable in any other transaction for which exemption from these price-based antidilution provisions is approved before or after issuance of the securities by the affirmative vote of at least 75% of the then-outstanding shares of Preferred Stock, voting together as a single class on an as-converted basis; provided, however, that any adjustment to the Conversion Price of the Series B Preferred Stock shall only be waived with the approval of the holders of at least 40% of the then-outstanding shares of Series B Preferred Stock and Series C Preferred Stock, voting together as a single class on an as-converted basis; and provided further, that any adjustment to the Conversion Price of the Series C Preferred Stock shall only be waived with the approval of the holders of a majority of the then-outstanding shares of Series C Preferred Stock, voting separately as a series.

(C) **No Fractional Adjustments.** No adjustment of the Conversion Price for the Preferred Stock shall be made in an amount less than one cent per share (as adjusted for any stock splits, stock dividends, combinations, subdivisions, recapitalizations or the like), provided that any adjustments which are not required to be made by reason of this sentence shall be carried forward and shall be either taken into account in any subsequent adjustment made prior to three years from the date of the event giving rise to the adjustment being carried forward, or shall be made at the end of three years from the date of the event giving rise to the adjustment being carried forward.

(D) **Determination of Consideration.** In the case of the issuance of Common Stock for cash, the consideration shall be deemed to be the amount of cash paid therefor before deducting any reasonable discounts, commissions or other expenses allowed, paid or incurred by the Corporation for any underwriting or otherwise in connection with the issuance and sale thereof. In the case of the issuance of the Common Stock for a consideration in whole or in part other than cash, the consideration other than cash shall be deemed to be the fair market value thereof as determined by the Board of Directors irrespective of any accounting treatment.

(E) **Deemed Issuances of Common Stock.** In the case of the issuance of securities or rights convertible into, exercisable or exchangeable into, or entitling the holder thereof to receive directly or indirectly, additional shares of Common Stock (the "Common Stock Equivalents"), the following provisions shall apply for all purposes of this Article IV(B)4(d)(i):

(1) The aggregate maximum number of shares of Common Stock deliverable upon conversion, exchange or exercise (assuming the satisfaction of any conditions to convertibility, exchangeability or exercisability, including, without limitation, the passage of time, but without taking into account potential antidilution adjustments) of any Common Stock Equivalents and subsequent conversion, exchange or exercise thereof shall be deemed to have been issued at the time such securities were issued or such Common Stock Equivalents were issued and for a consideration equal to the consideration, if any, received by the Corporation for any such securities and related Common Stock Equivalents (excluding any cash received on account of accrued interest or accrued dividends), plus the minimum additional consideration, if any, to be received by the Corporation (without taking into account potential antidilution adjustments and without double counting for cancellation of indebtedness) upon the conversion, exchange or exercise of any Common Stock Equivalents (the consideration in each case to be determined in the manner provided in Article IV(B)4(d)(i)(D) above).

(2) In the event of any change in the number of shares of Common Stock deliverable or in the consideration payable to the Corporation upon conversion, exchange or exercise of any Common Stock Equivalents, other than a change resulting from the antidilution provisions thereof, the Conversion Price of any series of Preferred Stock, to the extent in any way affected by or computed using such Common Stock Equivalents, shall be recomputed to reflect such change, but no further adjustment shall be made for the actual issuance of Common Stock or any payment of such consideration upon the conversion, exchange or exercise of such Common Stock Equivalents.

(3) Upon the termination or expiration of the convertibility, exchangeability or exercisability of any Common Stock Equivalents, the Conversion Price of any series of Preferred Stock, to the extent in any way affected by or computed using such Common Stock Equivalents, shall be recomputed to reflect the issuance of only the number of shares of Common Stock (and Common Stock Equivalents that remain convertible, exchangeable or exercisable) actually issued upon the conversion, exchange or exercise of such Common Stock Equivalents.

(4) The number of shares of Common Stock deemed issued and the consideration deemed paid therefor pursuant to Article IV(B)4(d)(i)(D) above shall be appropriately adjusted to reflect any change, termination or expiration of the type described in either Article IV(B)4(d)(i)(E)(2) above or Article IV(B)4(d)(i)(E)(3) above.

(F) **No Increased Conversion Price.** Notwithstanding any other provisions of this Article IV(B)4(d)(i), except to the limited extent provided for in Article IV(B)4(d)(i)(E)(2) above and Article IV(B)4(d)(i)(E)(3) above, no adjustment of the Conversion Price pursuant to this Article IV(B)4(d)(i) shall have the effect of increasing the Conversion Price above the Conversion Price in effect immediately prior to such adjustment.

(ii) **Stock Splits and Combinations.** In the event the Corporation should at any time after the filing date of this Restated Certificate fix a record date for the effectuation of a split or subdivision of the outstanding shares of Class B Common Stock, then, as of such record date (or the date of such split or subdivision if no record date is fixed), the Conversion Price of each series of Preferred Stock that is convertible into Class B Common Stock shall be appropriately proportionately decreased so that the number of shares of Class B Common Stock issuable on conversion of each share of such series shall be increased in proportion to such increase in the aggregate number of shares of Class B Common Stock outstanding. If the number of shares of Class B Common Stock outstanding at any time after the filing date of this Restated Certificate is decreased by a combination of the outstanding shares of Class B Common Stock, then, following the record date of such combination (or the date of such combination if no record date is fixed), the Conversion Price for each series of Preferred Stock that is convertible into Class B Common Stock shall be appropriately proportionally increased so that the number of shares of Class B Common Stock issuable on conversion of each share of such series shall be decreased in proportion to such decrease in the aggregate number of shares of Class B Common Stock outstanding.

(iii) **Dividends.** In the event the Corporation should at any time after the filing date of this Restated Certificate fix a record date for the determination of holders of Class B Common Stock entitled to receive a dividend or other distribution payable in additional shares of Class B Common Stock or Common Stock Equivalents (such Common Stock Equivalents, if any, "Additional Common Stock Equivalents") without payment of any consideration by such holder for the additional shares of Class B Common Stock or the Additional Common Stock Equivalents (including the additional shares of Class B Common Stock issuable upon conversion or exercise thereof), then, as of such record date (or the date of such dividend distribution if no record date is fixed), the Conversion Price of each series of Preferred Stock that is convertible into Class B Common Stock shall be appropriately proportionally decreased by multiplying the Conversion Price then in effect by a fraction:

(A) the numerator of which shall be the total number of shares of Common Stock issued and outstanding immediately prior to the time of such issuance or the close of business on such record date, and

(B) the denominator of which shall be the total number of shares of Common Stock issued and outstanding immediately prior to the time of such issuance or the close of business on such record date plus the number of shares of Class B Common Stock issuable in payment of such dividend or distribution and those issuable with respect to such Additional Common Stock Equivalents.

Notwithstanding the foregoing, (a) if such record date shall have been fixed and such dividend is not fully paid or if such distribution is not fully made on the date fixed therefor, the Conversion

Price of each series of Preferred Stock that is convertible into Class B Common Stock shall be recomputed accordingly as of the close of business on such record date and thereafter the Conversion Price of each series of Preferred Stock that is convertible into Class B Common Stock shall be adjusted pursuant to this subsection as of the time of actual payment of such dividends or distributions; and (b) that no such adjustment shall be made if the holders of a series of Preferred Stock simultaneously receive a dividend or other distribution of shares of Class B Common Stock or Common Stock Equivalents in a number equal to the number of shares of Class B Common Stock or Common Stock Equivalents as they would have received if all outstanding shares of such series of Preferred Stock had been converted into Class B Common Stock on the date of such event.

(e) **Other Distributions.** In the event the Corporation shall declare a distribution payable in securities of other persons, evidences of indebtedness issued by the Corporation or other persons, assets (excluding cash dividends) or options or rights not referred to in Article IV(B)4(d)(i) above or in Article IV(B)4(d)(ii) above, then, in each such case for the purpose of this Article IV(B)4(e), the holders of each series of Preferred Stock that is convertible into Class B Common Stock shall be entitled to a proportionate share of any such distribution as though they were the holders of the number of shares of Class B Common Stock of the Corporation into which their shares of Preferred Stock are convertible as of the record date fixed for the determination of the holders of Class B Common Stock of the Corporation entitled to receive such distribution (or the date of such distribution if no record date is fixed).

(f) **Recapitalizations.** If at any time or from time to time there shall be a recapitalization of the Class B Common Stock (other than a subdivision, combination or merger or sale of assets transaction provided for elsewhere in Article IV(B)2 above or this Article IV(B)4) provision shall be made so that the holders of each series of Preferred Stock that is convertible into Class B Common Stock shall thereafter be entitled to receive upon conversion of such Preferred Stock the number of shares of stock or other securities or property of the Corporation or otherwise, to which a holder of Class B Common Stock deliverable upon conversion would have been entitled on such recapitalization. In any such case, appropriate adjustment shall be made in the application of the provisions of this Article IV(B)4 with respect to the rights of the holders of such Preferred Stock after the recapitalization to the end that the provisions of this Article IV(B)4 (including adjustment of the Conversion Price then in effect and the number of shares issuable upon conversion of such Preferred Stock) shall be applicable after that event and be as nearly equivalent as practicable.

(g) **No Fractional Shares and Notices as to Adjustments.**

(i) No fractional shares shall be issued upon the conversion of any share or shares of Preferred Stock, and the number of shares of Class B Common Stock to be issued to a particular stockholder shall be rounded down to the nearest whole share. The number of shares issuable upon such conversion shall be determined on the basis of the total number of shares of Preferred Stock the holder is at the time converting into Class B Common Stock and the number of shares of Class B Common Stock issuable upon such aggregate conversion. If the conversion would result in any fractional share, the Corporation shall, in lieu of issuing any such fractional share, upon demand by the stockholder otherwise entitled to such fractional share, pay the holder thereof an amount in cash equal to the fair market value of such fractional share on the date of conversion, as determined in good faith by the Board of Directors.

(ii) Upon the occurrence of each adjustment or readjustment of the Conversion Price of Preferred Stock pursuant to this Article IV(B)4, the Corporation, at its expense, shall promptly compute such adjustment or readjustment in accordance with the terms hereof and prepare and furnish to each holder of such Preferred Stock a notice setting forth such adjustment or readjustment and showing in detail the facts upon which such adjustment or readjustment is based. The Corporation shall, upon the written request at any time of any holder of such Preferred Stock, furnish or cause to be furnished to such holder a notice setting forth (A) such adjustment and readjustment, (B) the Conversion Price for such series of Preferred Stock at the time in effect and (C) the number of shares of Class B Common Stock and the amount, if any, of other property which at the time would be received upon the conversion of a share of such series of Preferred Stock.

(h) **Notices of Record Date**. In the event of any taking by the Corporation of a record of the holders of any class of securities for the purpose of determining the holders thereof who are entitled to receive any dividend (other than a cash dividend) or other distribution, any right to subscribe for, purchase or otherwise acquire any shares of stock of any class or any other securities or property, or to receive any other right, the Corporation shall mail to each holder of Preferred Stock, at least 10 days prior to the date specified therein, a notice specifying the date on which any such record is to be taken for the purpose of such dividend, distribution or right, and the amount and character of such dividend, distribution or right.

(i) **Reservation of Stock Issuable Upon Conversion**. The Corporation shall at all times reserve and keep available out of its authorized but unissued shares of Class B Common Stock, solely for the purpose of effecting the conversion of the shares of each series of Preferred Stock that is convertible into Class B Common Stock, such number of its shares of Class B Common Stock as shall from time to time be sufficient to effect the conversion of all outstanding shares of such series of Preferred Stock; and if at any time the number of authorized but unissued shares of Class B Common Stock shall not be sufficient to effect the conversion of all then outstanding shares of such series of Preferred Stock, in addition to such other remedies as shall be available to the holder of such Preferred Stock, the Corporation will take such corporate action as may, in the opinion of its counsel, be necessary to increase its authorized but unissued shares of Class B Common Stock to such number of shares as shall be sufficient for such purposes, including, without limitation, engaging in best efforts to obtain the requisite stockholder approval of any necessary amendment to this Restated Certificate.

(j) **Notices**. Any notice required by the provisions of this Article IV(B)4 to be given to the holders of shares of Preferred Stock shall be deemed given if deposited in the U.S. mail, postage prepaid, and addressed to each holder of record at such holder's address appearing on the books of the Corporation or delivered to such holder by electronic transmission using the contact information previously provided by such holder to the Corporation.

5. **Voting Rights and Powers**. Except as expressly provided by this Restated Certificate or as provided by law, the holders of Preferred Stock shall be entitled to the same voting rights as the holders of the Class B Common Stock and to notice of any stockholders' meeting in

accordance with the Bylaws of the Corporation, and the holders of Common Stock and the holders of Preferred Stock shall vote together as a single class on all matters. Each holder of Series A Preferred Stock, Series B Preferred Stock and Series C Preferred Stock shall be entitled to the number of votes equal to the number of shares of Class B Common Stock into which such shares of Preferred Stock could be converted. Fractional votes shall not, however, be permitted and any fractional voting rights available on an as-converted basis (after aggregating all shares into which shares of Preferred Stock held by each holder could be converted) shall be rounded down to the nearest whole number.

6. **Election of Directors.** The holders of record of the shares of Series A Preferred Stock, exclusively and as a separate class, shall be entitled to elect one director of the Corporation (the "Series A Director"), which Series A Director shall have one (1) vote on any matter presented to the Board of Directors, the holders of record of the shares of Series C Preferred Stock, exclusively and as a separate class, shall be entitled to elect two directors of the Corporation (the "Series C Directors" and, together with the Series A Director, the "Preferred Directors"), and the holders of record of the shares of Class A Common Stock, Class B Common Stock and Founders Preferred Stock, exclusively and voting together as a single class on an as-converted basis, shall be entitled to elect three directors of the Corporation, one of whom shall have three (3) votes on any matter presented to the Board of Directors (the "Super-Voting Common Director") and two of whom shall have one (1) vote on any matter presented to the Board of Directors (the "Common Directors"). Any director elected as provided in the preceding sentence may be removed without cause by, and only by, the affirmative vote of the holders of the shares of the class or series of capital stock entitled to elect such director or directors, given either at a special meeting of such stockholders duly called for that purpose or pursuant to a written consent of stockholders. If the holders of shares of Series A Preferred Stock, the holders of shares of Series C Preferred Stock or the holders of shares of Class A Common Stock, Class B Common Stock and Founders Preferred Stock, as the case may be, fail to elect a sufficient number of directors to fill all directorships for which they are entitled to elect directors, then any directorship not so filled shall remain vacant until such time as the holders of the Series A Preferred Stock, the holders of the Series C Preferred Stock or the holders of the Class A Common Stock, Class B Common Stock and Founders Preferred Stock, as the case may be, elect a person to fill such directorship by vote or written consent in lieu of a meeting; and no such directorship may be filled by stockholders of the Corporation other than by the stockholders of the Corporation that are entitled to elect a person to fill such directorship, voting exclusively and as a separate class. The holders of record of the shares of Common Stock and of any other class or series of voting stock (including the Series A Preferred Stock, the Series B Preferred Stock and the Series C Preferred Stock), exclusively and voting together as a single class, shall be entitled to elect the balance of the total number of directors of the Corporation, and any additional director so elected shall have one (1) vote on any matter presented to the Board of Directors. At any meeting held for the purpose of electing a director, the presence in person or by proxy of the holders of a majority of the outstanding shares of the class or series entitled to elect such director shall constitute a quorum for the purpose of electing such director. Except as otherwise provided in this Section 6, a vacancy in any directorship filled by the holders of any class or series shall be filled only by vote or written consent in lieu of a meeting of the holders of such class or series or by any remaining director or directors elected by the holders of such class or series pursuant to this Section 6.

7. **Protective Provisions.** So long as at least 2,000,000 shares (as adjusted for stock splits, stock dividends, reclassification and the like) of Preferred Stock are outstanding, the Corporation shall not (by amendment, merger, consolidation or otherwise) do any of the following without first obtaining the approval (by vote or written consent, as provided by law, and either prospectively or retrospectively) of the holders of at least 75% of the then outstanding shares of Preferred Stock (as adjusted for any stock splits, stock dividends, combinations, subdivisions, recapitalizations or the like), voting together as a single class on an as-converted to Class B Common Stock basis:

(a) effect a Liquidation Transaction;

(b) declare or pay a dividend or other distribution with respect to any shares of the Corporation's capital stock other than the Preferred Stock prior to paying a dividend or other distribution on the Preferred Stock;

(c) redeem, purchase or otherwise acquire (or pay into or set aside funds for a sinking fund for such purpose) any share or shares of Preferred Stock, Founders Preferred Stock or Common Stock other than the Series A Preferred Stock, the Series B Preferred Stock and the Series C Preferred Stock prior to redeeming, purchasing, or otherwise acquiring any share or shares of Series A Preferred Stock, Series B Preferred Stock and Series C Preferred Stock; provided, however, that this restriction shall not apply to the repurchase of shares of Common Stock from employees, consultants, officers or directors of the Corporation, or other persons performing services for the Corporation or any subsidiary pursuant to agreements under which the Corporation has the option to repurchase such shares upon the occurrence of certain events, such as the termination of employment (at the lower of original cost or fair market value), or through the exercise of any right of first refusal;

(d) create, authorize or issue any debt security if the aggregate indebtedness of the Corporation and its subsidiaries for borrowed money following such action would exceed $1,000,000;

(e) create or take any action that results in holding the capital stock of any subsidiary that is not wholly owned (directly or indirectly) by the Corporation;

(f) dispose of any subsidiary stock or all or substantially all of any subsidiary assets;

(g) change the number of authorized directors;

(h) increase or decrease the authorized number of shares of Common Stock, Founders Preferred Stock or Preferred Stock (or any series thereof);

(i) amend, alter or repeal any provision of the Certificate of Incorporation or Bylaws of the Corporation in a manner that materially adversely affects the holders of the Preferred Stock; or

(j) create, or authorize the creation of any additional class or series of capital stock unless the same ranks junior to the Preferred Stock with respect to conversion rights, the payment of dividends, voting rights, and the distribution of assets upon the liquidation, dissolution or winding up of the Corporation.

8. **Series C Protective Provisions.** So long as at least 17,815,177 shares (as adjusted for stock splits, stock dividends, reclassification and the like) of Series C Preferred Stock are outstanding, the Corporation shall not (by amendment, merger, consolidation or otherwise) do any of the following without first obtaining the approval (by vote or written consent, as provided by law, and either prospectively or retrospectively) of the holders of a majority of the then outstanding shares of Series C Preferred Stock (as adjusted for any stock splits, stock dividends, combinations, subdivisions, recapitalizations or the like), voting as a separate series:

(a) amend, alter or repeal any provision of the Certificate of Incorporation or Bylaws of the Corporation in a manner that materially adversely affects the powers, preferences or rights of the Series C Preferred Stock in a manner that is different from the effect on the powers, preferences or rights of other series of Preferred Stock; or

(b) change the mission of the Corporation from creating a capital market infrastructure for the next generation of companies.

9. **Status of Converted Stock.** In the event any shares of Preferred Stock shall be converted pursuant to Article IV(B)4 above hereof, the shares so converted shall be cancelled and shall not be issuable by the Corporation. The Corporation shall take all such actions as are necessary to cause this Restated Certificate to be appropriately amended to effect the corresponding reduction in the Corporation's authorized capital stock and the authorized shares of Preferred Stock.

10. **Waiver of Rights.** Except as otherwise set forth in this Restated Certificate, any of the rights, powers, preferences and other terms of a particular series of Preferred Stock set forth herein may be waived (either prospectively or retrospectively) on behalf of all holders of such series of Preferred Stock and with respect to all shares of such series of Preferred Stock by the approval (by vote or written consent, as provided by law) of the holders of a majority of the shares of such series of Preferred Stock then outstanding.

(C) **Powers, Rights, Preferences, Privileges and Restrictions of Founders Preferred Stock.** The powers, rights, preferences, privileges and restrictions granted to and imposed on the Founders Preferred Stock are as set forth below in this Article IV(C).

1. **Dividend Provisions.** The holders of shares of Founders Preferred Stock shall be entitled to receive, out of any assets legally available therefor, such dividends (other than payable solely in Common Stock or Common Stock Equivalents, as defined below), when, as and if declared by the Board of Directors, on a pro rata basis with the holders of Common Stock based on the number of shares of Common Stock held by each (assuming conversion of all such Founders Preferred Stock into Common Stock), calculated on the record date for determination of holders entitled to such dividend.

2. **Liquidation Rights.** Upon the liquidation, dissolution or winding up of the Corporation, or the occurrence of a Liquidation Transaction, the assets of the Corporation shall be distributed as provided in Article IV(B)2 above.

3. **Redemption.** The Founders Preferred Stock is not mandatorily redeemable.

4. **Conversion.** The holders of shares of Founders Preferred Stock shall be entitled to conversion rights as follows:

(a) **Right to Convert to Common Stock.** Subject to Article IV(C)4(d) below, each share of Founders Preferred Stock shall be convertible, at the option of the holder thereof, at any time after the date of issuance of such share, at the office of the Corporation or any transfer agent for such stock, into such number of fully paid and nonassessable shares of Class A Common Stock as is determined by dividing $0.0001 (as adjusted for any stock splits, stock dividends, combinations, subdivisions, recapitalizations or the like) by the Conversion Price applicable to such shares (the conversion rate for Founders Preferred Stock into Common Stock is referred to herein as the "Founders Preferred Conversion Rate"), determined as hereafter provided, in effect on (i) the date the certificate is surrendered for conversion or (ii) in the case of uncertificated securities, the date the notice of conversion is received by the Corporation. Any transfer of shares of Founders Preferred Stock that is neither (A) made in connection with an Equity Financing (as such term is defined in Article IV(C)4(h) below), nor (B) authorized by a majority of the Board of Directors (including at least two (2) Preferred Directors), shall be deemed an election of an option to convert such shares into Class B Common Stock and each such transferred share of Founders Preferred Stock shall automatically convert into such number of fully paid and nonassessable shares of Class B Common Stock as is determined by dividing $0.0001 (as adjusted for any stock splits, stock dividends, combinations, subdivisions, recapitalizations or the like) by the Conversion Price applicable to such share, determined as hereafter provided, effective immediately prior to such transfer. The initial Conversion Price per share of Founders Preferred Stock shall be $0.0001. Such initial Conversion Price shall be subject to adjustment as set forth in Article IV(C)4(e) below.

(b) **Automatic Conversion.** Each share of Founders Preferred Stock shall automatically be converted into shares of Class A Common Stock at the Founders Preferred Conversion Rate then in effect for such share immediately upon the earlier of (i) except as provided in Article IV(C)4(d) below, a Qualified IPO or (ii) the date specified by vote or written consent of the holders of a majority of the then outstanding shares of Founders Preferred Stock, voting together as a class.

(c) **Automatic Conversion Upon Transfer**. Each share of Founders Preferred Stock shall automatically, without any further action by the holder or the Corporation, convert into one (1) fully paid and nonassessable share of Class B Common Stock upon the Transfer (as defined below) of such share; provided, however, that a Transfer of Founders Preferred Stock by a Founders Preferred Stockholder (as defined below) or such Founders Preferred Stockholder's Founders Preferred Permitted Entities (as defined below) to another Founders Preferred Stockholder or such Founders Preferred Stockholder's Founders Preferred Permitted Entities shall not trigger such automatic conversion; provided further, however, that a Transfer by a Founders Preferred Stockholder to any of the following Founders Preferred Permitted Entities, or from any of the following Founders Preferred Permitted Entities to such Founders Preferred Stockholder or any other Founders Preferred Permitted Entity by or for such Founders Preferred Stockholder shall not trigger such automatic conversion:

(i) a trust for the benefit of such Founders Preferred Stockholder and for the benefit of no other person, provided such Transfer does not involve any payment of cash, securities, property or other consideration (other than an interest in such trust) to the Founders Preferred Stockholder (a "Clause (i) Founders Preferred Permitted Trust"), and, provided, further, that in the event and at such time as such Founders Preferred Stockholder is no longer the exclusive beneficiary of such trust, each share of Founders Preferred Stock then held by such trust shall automatically convert into one (1) fully paid and nonassessable share of Class B Common Stock;

(ii) a trust for the benefit of persons other than the Founders Preferred Stockholder so long as the Founders Preferred Stockholder has sole dispositive power and exclusive Voting Control (as defined below) with respect to the shares of Founders Preferred Stock held by such trust, provided such Transfer does not involve any payment of cash, securities, property or other consideration (other than an interest in such trust) to the Founders Preferred Stockholder ("Clause (ii) Founders Preferred Permitted Trust"); provided that in the event and at such time as the Founders Preferred Stockholder no longer has sole dispositive power and exclusive Voting Control with respect to the shares of Founders Preferred Stock held by such trust, each share of Founders Preferred Stock then held by such trust shall automatically convert into one (1) fully paid and nonassessable share of Class B Common Stock;

(iii) a trust under the terms of which such Founders Preferred Stockholder has retained a "qualified interest" within the meaning of §2702(b)(1) of the Code or a reversionary interest so long as the Founders Preferred Stockholder has sole dispositive power and exclusive Voting Control with respect to the shares of Founders Preferred Stock held by such trust (a "Clause (iii) Founders Preferred Permitted Trust"); provided that in the event and at such time as the Founders Preferred Stockholder no longer has sole dispositive power and exclusive Voting Control with respect to the shares of Founders Preferred Stock held by such trust, each share of Founders Preferred Stock then held by such trust shall automatically convert into one (1) fully paid and nonassessable share of Class B Common Stock;

(iv) an Individual Retirement Account, as defined in Section 408(a) of the Code, or a pension, profit sharing, stock bonus or other type of plan or trust of which such Founders Preferred Stockholder is a participant or beneficiary and which satisfies the requirements for qualification under Section 401 of the Code; provided that in each case such Founders Preferred Stockholder has sole dispositive power and exclusive Voting Control with respect to the shares of Founders Preferred Stock held in such account, plan or trust (each, a "Founders Preferred Permitted IRA"), and provided, further, that in the event and at such time as the Founders Preferred Stockholder no longer has sole dispositive power and exclusive Voting Control with respect to the shares of Founders Preferred Stock held by such account, plan or trust, each share of Founders Preferred Stock then held by or in such Individual Retirement Account, pension, profit sharing, stock bonus or other type of plan or trust shall automatically convert into one (1) fully paid and nonassessable share of Class B Common Stock;

(v) a corporation that is not a competitor of this Corporation (as determined in good faith by the Corporation's Board of Directors) in which such Founders Preferred Stockholder directly, or indirectly through one or more Founders Preferred Permitted Entities, owns shares with sufficient Voting Control in the corporation, or otherwise has legally enforceable rights, such that the Founders Preferred Stockholder retains sole dispositive power and exclusive Voting Control with respect to the shares of Founders Preferred Stock held by such corporation (a "Founders Preferred Permitted Corporation"); provided that in the event and at such time as the Founders Preferred Stockholder no longer has sole dispositive power and exclusive Voting Control with respect to the shares of Founders Preferred Stock held by such corporation, each share of Founders Preferred Stock then held by such corporation shall automatically convert into one (1) fully paid and nonassessable share of Class B Common Stock;

(vi) a partnership that is not a competitor of this Corporation (as determined in good faith by the Corporation's Board of Directors) in which such Founders Preferred Stockholder directly, or indirectly through one or more Founders Preferred Permitted Entities, owns partnership interests with sufficient Voting Control in the partnership, or otherwise has legally enforceable rights, such that the Founders Preferred Stockholder retains sole dispositive power and exclusive Voting Control with respect to the shares of Founders Preferred Stock held by such partnership (a "Founders Preferred Permitted Partnership"); and provided further that in the event and at such time as the Founders Preferred Stockholder no longer has sole dispositive power and exclusive Voting Control with respect to the shares of Founders Preferred Stock held by such partnership, each share of Founders Preferred Stock then held by such partnership shall automatically convert into one (1) fully paid and nonassessable share of Class B Common Stock; or

(vii) a limited liability company that is not a competitor of this Corporation (as determined in good faith by the Corporation's Board of Directors) in which such Founders Preferred Stockholder directly, or indirectly through one or more Founders Preferred Permitted Entities, owns membership interests with sufficient Voting Control in the limited liability company, or otherwise has legally enforceable rights, such that the Founders Preferred Stockholder retains sole dispositive power and exclusive Voting Control with respect to the shares of Founders Preferred Stock held by such limited liability company (a "Founders Preferred Permitted LLC") and provided further that in the event and at such time as the Founders Preferred Stockholder no longer has sole dispositive power and exclusive Voting Control with respect to the shares of Founders Preferred Stock held by such limited liability company, each share of Founders Preferred Stock then held by such limited liability company shall automatically convert into one (1) fully paid and nonassessable share of Class B Common Stock.

Notwithstanding the foregoing, if the shares of Founders Preferred Stock held by a Clause (ii) Founders Preferred Permitted Trust or a Clause (iii) Founders Preferred Permitted Trust would constitute stock of a "controlled corporation" (as defined in Section 2036(b)(2) of the Code), then such shares will not automatically convert to Class B Common Stock if the Founders Preferred Stockholder does not directly or indirectly retain Voting Control over such shares until such time as the shares of Founders Preferred Stock would no longer constitute stock of a "controlled corporation" pursuant to the Code (such time is referred to in this Section as the "Founders Preferred Voting Shift"). If a Founders Preferred Stockholder does not, within thirty (30) business days following the Founders Preferred Voting Shift, directly or indirectly assume sole exclusive Voting Control with respect to such shares of Founders Preferred Stock, each such share of Founders Preferred Stock shall automatically convert into one (1) fully paid and nonassessable share of Class B Common Stock.

(d) **Mechanics of Conversion.** Before any holder of Founders Preferred Stock shall be entitled to convert such Founders Preferred Stock into shares of Common Stock, such holder (i) shall, if such shares are certificated, surrender the certificate or certificates therefor, duly endorsed, at the office of the Corporation or of any transfer agent for such Founders Preferred Stock, and (ii) shall give written notice to the Corporation at its principal corporate office, of the election to convert the same and shall state therein the name or names in which the certificate or certificates for (or notice or notices confirming) shares of Common Stock are to be issued. The Corporation shall, as soon as practicable thereafter, issue and deliver at such office to such holder of Founders Preferred Stock, or to the nominee or nominees of such holder, a certificate or certificates for the number of shares of Common Stock to which such holder shall be entitled as aforesaid. Such conversion shall be deemed to have been made immediately prior to the close of business on the date of such surrender of the shares of Founders Preferred Stock to be converted, and the person or persons entitled to receive the shares of Common Stock issuable upon such conversion shall be treated for all purposes as the record holder or holders of such shares of Common Stock as of such date. If the conversion is in connection with a firm commitment underwritten public offering of securities, the conversion may, at the option of any holder tendering such Founders Preferred Stock for conversion, be conditioned upon the closing of the sale of securities pursuant to such offering, in which event any persons entitled to receive Common Stock upon conversion of such Founders Preferred Stock shall not be deemed to have converted such Founders Preferred Stock until immediately prior to the closing of such sale of securities.

(e) **Conversion Price Adjustments of Founders Preferred Stock for Splits and Combinations.** The Conversion Price of the Founders Preferred Stock shall be subject to adjustment from time to time as follows:

(i) **Stock Splits and Combinations.** In the event the Corporation should, at any time after the filing date of this Restated Certificate, fix a record date for the effectuation of a split or subdivision of the outstanding shares of Common Stock, then, as of such record date (or the date of such split or subdivision if no record date is fixed), the Conversion Price of the Founders Preferred Stock shall be appropriately decreased so that the number of shares of Common Stock issuable on conversion of each share of such Founders Preferred Stock shall be increased in proportion to such increase in the aggregate number of shares of Common Stock outstanding. If the number of shares of Common Stock outstanding at any time after the filing date of this Restated Certificate is decreased by a combination of the outstanding shares of Common Stock, then, following the record date of such combination (or the date of such combination if no record date is fixed), the Conversion Price of the Founders Preferred Stock shall be appropriately increased so that the number of shares of Common Stock issuable on conversion of each share of such Founders Preferred Stock shall be decreased in proportion to such decrease in the aggregate number of shares of Common Stock outstanding.

(ii) **Deemed Issuances of Common Stock.** The following provisions shall apply for purposes of this Article IV(C)4(e).

(A) The aggregate maximum number of shares of Common Stock deliverable upon conversion, exchange or exercise (assuming the satisfaction of any conditions to convertibility, exchangeability or exercisability, including, without limitation, the passage of time, but without taking into account potential antidilution adjustments) of any

Common Stock Equivalents and subsequent conversion, exchange or exercise thereof shall be deemed to have been issued at the time such securities were issued or such Common Stock Equivalents were issued.

(B) In the event of any change in the number of shares of Common Stock deliverable or in the consideration payable to the Corporation upon conversion, exchange or exercise of any Common Stock Equivalents, other than a change resulting from the antidilution provisions thereof, the Conversion Price of the Founders Preferred Stock, to the extent in any way affected by or computed using such Common Stock Equivalents, shall be recomputed to reflect such change, but no further adjustment shall be made for the actual issuance of Common Stock or any payment of such consideration upon the conversion, exchange or exercise of such Common Stock Equivalents.

(C) Upon the termination or expiration of the convertibility, exchangeability or exercisability of any Common Stock Equivalents, the Conversion Price of the Founders Preferred Stock, to the extent in any way affected by or computed using such Common Stock Equivalents, shall be recomputed to reflect the issuance of only the number of shares of Common Stock (and Common Stock Equivalents that remain convertible, exchangeable or exercisable) actually issued upon the conversion, exchange or exercise of such Common Stock Equivalents.

(iii) **Dividends.** In the event the Corporation should, at any time after the filing date of this Restated Certificate, fix a record date for the determination of holders of Common Stock entitled to receive a dividend or other distribution payable in additional shares of Common Stock or other securities or rights convertible into, exercisable or exchangeable into, or entitling the holder thereof to receive directly or indirectly, additional shares of Common Stock or Common Stock Equivalents (such Common Stock Equivalents, if any, "Additional Common Stock Equivalents") without payment of any consideration by such holder for the additional shares of Common Stock or the Additional Common Stock Equivalents (including the additional shares of Common Stock issuable upon conversion or exercise thereof), then, as of such record date (or the date of such dividend distribution if no record date is fixed), the Conversion Price of the Founders Preferred Stock shall be appropriately proportionately decreased so by multiplying the Conversion Price then in effect by a fraction:

(A) the numerator of which shall be the total number of shares of Common Stock issued and outstanding immediately prior to the time of such issuance or the close of business on such record date, and

(B) the denominator of which shall be the total number of shares of Common Stock issued and outstanding immediately prior to the time of such issuance or the close of business on such record date plus the number of shares of Common Stock issuable in payment of such dividend or distribution and those issuable with respect to such Additional Common Stock Equivalents.

Notwithstanding the foregoing, (a) if such record date shall have been fixed and such dividend is not fully paid or if such distribution is not fully made on the date fixed therefor, the Conversion Price of the Founders Preferred Stock shall be recomputed accordingly as of the close of business on such record date and thereafter the Conversion Price of the Founders Preferred Stock shall be adjusted pursuant to this subsection as of the time of actual payment of such dividends or distributions; and (b) that no such adjustment shall be made if the holders of the Founders Preferred Stock simultaneously receive a dividend or other distribution of shares of Common Stock or Common Stock Equivalents in a number equal to the number of shares of Common Stock or Common Stock Equivalents as they would have received if all outstanding shares of the Founders Preferred Stock had been converted into Common Stock on the date of such event.

(f) **No Fractional Shares and Notices as to Adjustments.**

(i) No fractional shares shall be issued upon the conversion of any share or shares of Founders Preferred Stock, and the number of shares of Common Stock to be issued shall be rounded down to the nearest whole share. The number of shares issuable upon such conversion shall be determined on the basis of the total number of shares of Founders Preferred Stock the holder is at the time converting into Common Stock and the number of shares of Common Stock issuable upon such aggregate conversion. If the conversion would result in any fractional share, the Corporation shall, in lieu of issuing any such fractional share, pay the holder thereof an amount in cash equal to the fair market value of such fractional share on the date of conversion, as determined in good faith by the Board of Directors.

(ii) Upon the occurrence of each adjustment or readjustment of the Conversion Price of Founders Preferred Stock pursuant to this Article IV(C)4, the Corporation, at its expense, shall promptly compute such adjustment or readjustment in accordance with the terms hereof and prepare and furnish to each holder of such Founders Preferred Stock a notice setting forth such adjustment or readjustment and showing in detail the facts upon which such adjustment or readjustment is based. The Corporation shall, upon the written request at any time of any holder of such Founders Preferred Stock, furnish or cause to be furnished to such holder a notice setting forth (A) such adjustment and readjustment, (B) the Conversion Price for the Founders Preferred Stock at the time in effect and (C) the number of shares of Common Stock and the amount, if any, of other property which at the time would be received upon the conversion of a share of Founders Preferred Stock.

(g) **Reservation of Stock Issuable Upon Conversion.** The Corporation shall at all times reserve and keep available out of its authorized but unissued shares of Common Stock, solely for the purpose of effecting the conversion of the shares of Founders Preferred Stock, such number of its shares of Common Stock as shall from time to time be sufficient to effect the conversion of all outstanding shares of Founders Preferred Stock; and if at any time the number of authorized but unissued shares of Common Stock shall not be sufficient to effect the conversion of all then outstanding shares of Founders Preferred Stock, in addition to such other remedies as shall be available to the holder of such Founders Preferred Stock, the Corporation will take such corporate action as may, in the opinion of its counsel, be necessary to increase its authorized but unissued shares of Common Stock to such number of shares as shall be sufficient for such purposes, including, without limitation, engaging in best efforts to obtain the requisite stockholder approval of any necessary amendment to this Restated Certificate.

(h) **Right to Convert to Preferred Stock.** If a share of Founders Preferred Stock is purchased by an investor in connection with an Equity Financing (as defined below), then immediately following the closing of such purchase, each such share of Founders Preferred Stock transferred to the investor shall automatically convert, at the Conversion Ratio (as defined below), into shares of a subsequent series of preferred stock of the Corporation sold by the Corporation in such Equity Financing ("Subsequent Preferred Stock"). "Conversion Ratio" shall mean, for each Equity Financing, one divided by the number of shares into which a share of Subsequent Preferred Stock issued in such Equity Financing is convertible into Common Stock of the Corporation, and "Equity Financing" shall mean an equity financing of the Corporation in which the Corporation signs a purchase agreement and sells and issues Subsequent Preferred Stock of the Corporation. By way of example only, in the event that one share of Subsequent Preferred Stock issued in the Equity Financing is convertible into two shares of Common Stock, the Conversion Ratio shall be one-half (1/2).

(i) **Notices.** Any notice required by the provisions of this Article IV(C)4 to be given to the holders of shares of Founders Preferred Stock shall be deemed given if deposited in the U.S. mail, postage prepaid, and addressed to each holder of record at his address appearing on the books of the Corporation.

5. **Voting Rights and Powers.** Except as expressly provided by this Restated Certificate or as provided by law, the holders of Founders Preferred Stock shall be entitled to the same voting rights as the holders of the Common Stock into which such Founders Preferred Stock could then be directly converted (without first being converted to Subsequent Preferred Stock) and to notice of any stockholders' meeting in accordance with the Bylaws of the Corporation, and the holders of Common Stock and the holders of Founders Preferred Stock shall vote together as a single class on all matters. Fractional votes shall not, however, be permitted and any fractional voting rights available on an as-converted basis (after aggregating all shares into which shares of Founders Preferred Stock held by each holder could be converted) shall be rounded to the nearest whole number (with one-half being rounded upward).

6. **Status of Converted Stock.** In the event any shares of Founders Preferred Stock shall be converted pursuant to Article IV(C)4 hereof, the shares so converted shall be cancelled and shall not be issuable by the Corporation. This Restated Certificate shall be appropriately amended to effect the corresponding reduction in the Corporation's authorized capital stock and the authorized shares of Founders Preferred Stock.

7. **Waiver of Rights.** Except as otherwise set forth in this Restated Certificate, any of the rights, powers, preferences and other terms of the Founders Preferred Stock set forth herein may be waived (either prospectively or retrospectively) on behalf of all holders of the Founders Preferred Stock and with respect to all shares of the Founders Preferred Stock by the approval (by vote or written consent, as provided by law) of the holders of a majority of the shares of the Founders Preferred Stock then outstanding.

(D) **Class A Common Stock.**

1. **Dividend Rights.** The holders of shares of Class A Common Stock shall be entitled to receive, when, as and if declared by the Board of Directors, such dividends as may be declared from time to time by the Board of Directors with respect to the Class B Common Stock out of any assets of the Corporation legally available therefor, and no dividend shall be declared

or paid on shares of the Class B Common Stock unless the same dividend with the same record date and payment date shall be declared or paid on the shares of Class A Common Stock; provided, however, that dividends payable in shares of Class B Common Stock or rights to acquire Class B Common Stock may be declared and paid to the holders of the Class B Common Stock without the same dividend being declared and paid to the holders of the Class A Common Stock, if and only if a dividend payable in shares of Class A Common Stock or rights to acquire Class A Common Stock (as the case may be) at the same rate and with the same record date and payment date as the dividend declared and paid to the holders of the Class B Common Stock shall be declared and paid to the holders of Class A Common Stock.

2. **Liquidation Rights.** Upon the liquidation, dissolution or winding up of the Corporation, or the occurrence of a Liquidation Transaction, the assets of the Corporation shall be distributed as provided in Article IV(B)2 above.

3. **Redemption.** The Class A Common Stock is not mandatorily redeemable.

4. **Voting Rights and Powers.** The holders of Class A Common Stock shall have the right to ten (10) votes for each share of Class A Common Stock and shall be entitled to notice of any stockholders' meeting in accordance with the Bylaws of the Corporation, and to vote upon such matters and in such manner as may be provided by law. Except as expressly provided by this Restated Certificate or as provided by law, the holders of Preferred Stock, the holders of Founders Preferred Stock, the holders of Class A Common Stock and the holders of Class B Common Stock shall vote together as a single class on all matters submitted to vote or for the consent of the stockholders of the Corporation. The number of authorized shares of Class A Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of holders of a majority of the voting power of the shares of the Corporation's stock then outstanding, voting together as a single class on an as-converted basis, irrespective of the provisions of Section 242(b)(2) of the Delaware General Corporation Law.

5. **Subdivisions or Combinations.** If the Corporation in any manner subdivides or combines the outstanding shares of Class B Common Stock or Founders Preferred Stock, then the outstanding shares of Class A Common Stock will be subdivided or combined in the same proportion and manner.

6. **Equal Status.** Except as expressly set forth in this Article IV(D), Class A Common Stock shall have the same rights and powers of, rank equally to, share ratably with, and be identical in all respects and as to all matters to Class B Common Stock.

7. **Conversion.**

(a) **Right to Convert.** Each share of Class A Common Stock shall be convertible into one (1) fully paid and nonassessable share of Class B Common Stock at the option of the holder thereof at any time upon written notice to the Corporation. To exercise such conversion rights, a holder of Class A Common Stock (i) shall, if such shares are certificated, surrender the certificate or certificates representing such shares, duly endorsed, at the principal corporate office of the Corporation or of any transfer agent for the Class A Common Stock, and (ii) shall give written notice to the Corporation at its principal corporate office, of the election to convert the same and shall state therein the number of shares to be converted and the name or names in which the certificate or certificates for (or notice or notices confirming) shares of Class B Common Stock are to be issued (or distributed). The Corporation shall, as soon as practicable thereafter, issue and deliver at such office to such holder of Class A Common Stock, or to the nominee or nominees or such holder, a certificate or certificates for (or a notice or notices confirming) the number of shares of Class B Common Stock to which such holder shall be entitled as aforesaid and if less than all of the holders shares of Class A Common Stock have been converted, a certificate for (or notice confirming) the remainder of such holder's shares of Class A Common Stock. Such conversion shall be deemed to have been made immediately prior the close of business on the date of the last to occur of the surrender of the shares of Class A Common Stock to be converted and the delivery of such notice. The person or persons entitled to receive the shares of Class B Common Stock issuable upon such conversion shall be treated for all purposes as the record holder or holders of such shares of Class B Common Stock as of such date and time.

(b) **Automatic Conversion Upon Transfer.** Each share of Class A Common Stock shall automatically, without any further action by the holder or the Corporation, convert into one (1) fully paid and nonassessable share of Class B Common Stock upon the Transfer (as defined below) of such share; provided, however, that a Transfer by a Class A Stockholder to any of the following Class A Permitted Entities, or from any of the following Class A Permitted Entities back to such Class A Stockholder and/or any other Class A Permitted Entity by or for such Class A Stockholder shall not trigger such automatic conversion:

(i) a trust for the benefit of such Class A Stockholder and for the benefit of no other person, provided such Transfer does not involve any payment of cash, securities, property or other consideration (other than an interest in such trust) to the Class A Stockholder (a "Clause (i) Class A Permitted Trust"), and, provided, further, that in the event and at such time as such Class A Stockholder is no longer the exclusive beneficiary of such trust, each share of Class A Common Stock then held by such trust shall automatically convert into one (1) fully paid and nonassessable share of Class B Common Stock;

(ii) a trust for the benefit of persons other than the Class A Stockholder so long as the Class A Stockholder has sole dispositive power and exclusive Voting Control (as defined below) with respect to the shares of Class A Common Stock held by such trust, provided such Transfer does not involve any payment of cash, securities, property or other consideration (other than an interest in such trust) to the Class A Stockholder ("Clause (ii) Class A Permitted Trust"); provided that in the event and at such time as the Class A Stockholder no longer has sole dispositive power and exclusive Voting Control with respect to the shares of Class A Common Stock held by such trust, each share of Class A Common Stock then held by such trust shall automatically convert into one (1) fully paid and nonassessable share of Class B Common Stock;

(iii) a trust under the terms of which such Class A Stockholder has retained a "qualified interest" within the meaning of §2702(b)(1) of the Code or a reversionary interest so long as the Class A Stockholder has sole dispositive power and exclusive Voting Control with respect to the shares of Class A Common Stock held by such trust (a "Clause (iii) Class A Permitted Trust"); provided that in the event and at such time as the Class A Stockholder no longer has sole dispositive power and exclusive Voting Control with respect to the shares of

Class A Common Stock held by such trust, each share of Class A Common Stock then held by such trust shall automatically convert into one (1) fully paid and nonassessable share of Class B Common Stock;

(iv) an Individual Retirement Account, as defined in Section 408(a) of the Code, or a pension, profit sharing, stock bonus or other type of plan or trust of which such Class A Stockholder is a participant or beneficiary and which satisfies the requirements for qualification under Section 401 of the Code; provided that in each case such Class A Stockholder has sole dispositive power and exclusive Voting Control with respect to the shares of Class A Common Stock held in such account, plan or trust (each, a "Class A Permitted IRA"), and provided, further, that in the event and at such time as the Class A Stockholder no longer has sole dispositive power and exclusive Voting Control with respect to the shares of Class A Common Stock held by such account, plan or trust, each share of Class A Common Stock then held by or in such Individual Retirement Account, pension, profit sharing, stock bonus or other type of plan or trust shall automatically convert into one (1) fully paid and nonassessable share of Class B Common Stock;

(v) a corporation that is not a competitor of this corporation (as determined in good faith by the Corporation's Board of Directors) in which such Class A Stockholder directly, or indirectly through one or more Class A Permitted Entities, owns shares with sufficient Voting Control in the corporation, or otherwise has legally enforceable rights, such that the Class A Stockholder retains sole dispositive power and exclusive Voting Control with respect to the shares of Class A Common Stock held by such corporation (a "Class A Permitted Corporation"); provided that in the event and at such time as the Class A Stockholder no longer has sole dispositive power and exclusive Voting Control with respect to the shares of Class A Common Stock held by such corporation, each share of Class A Common Stock then held by such corporation shall automatically convert into one (1) fully paid and nonassessable share of Class B Common Stock;

(vi) a partnership that is not a competitor of this corporation (as determined in good faith by the Corporation's Board of Directors) in which such Class A Stockholder directly, or indirectly through one or more Class A Permitted Entities, owns partnership interests with sufficient Voting Control in the partnership, or otherwise has legally enforceable rights, such that the Class A Stockholder retains sole dispositive power and exclusive Voting Control with respect to the shares of Class A Common Stock held by such partnership (a "Class A Permitted Partnership"); and provided further that in the event and at such time as the Class A Stockholder no longer has sole dispositive power and exclusive Voting Control with respect to the shares of Class A Common Stock held by such partnership, each share of Class A Common Stock then held by such partnership shall automatically convert into one (1) fully paid and nonassessable share of Class B Common Stock; or

(vii) a limited liability company that is not a competitor of this corporation (as determined in good faith by the Corporation's Board of Directors) in which such Class A Stockholder directly, or indirectly through one or more Class A Permitted Entities, owns membership interests with sufficient Voting Control in the limited liability company, or otherwise has legally enforceable rights, such that the Class A Stockholder retains sole dispositive power and exclusive Voting Control with respect to the shares of Class A Common Stock held by such limited liability company (a "Class A Permitted LLC") and provided further that in the event and at such time as the Class A Stockholder no longer has sole dispositive power and exclusive Voting Control with respect to the shares of Class A Common Stock held by such limited liability company, each share of Class A Common Stock then held by such limited liability company shall automatically convert into one (1) fully paid and nonassessable share of Class B Common Stock.

Notwithstanding the foregoing, if the shares of Class A Common Stock held by a Clause (ii) Class A Permitted Trust or a Clause (iii) Class A Permitted Trust would constitute stock of a "controlled corporation" (as defined in Section 2036(b)(2) of the Code), then such shares will not automatically convert to Class B Common Stock if the Class A Stockholder does not directly or indirectly retain Voting Control over such shares until such time as the shares of Class A Common Stock would no longer constitute stock of a "controlled corporation" pursuant to the Code (such time is referred to in this Section as the "Class A Voting Shift"). If a Class A Stockholder does not, within thirty (30) business days following the Class A Voting Shift, directly or indirectly assume sole exclusive Voting Control with respect to such shares of Class A Common Stock, each such share of Class A Common Stock shall automatically convert into one (1) fully paid and nonassessable share of Class B Common Stock.

(c) **Administration.** The Corporation may, from time to time, establish such policies and procedures, not in violation of applicable law or the other provisions of this Restated Certificate, relating to the conversion of the Class A Common Stock into Class B Common Stock as provided in this Article IV(D)7 and the dual class common stock structure provided for in this Restated Certificate, including, without limitation, the issuance of stock certificates (or, as to uncertificated shares, notices) in connection with any such conversion, as it may deem necessary or advisable. If the Corporation has reason to believe that a Transfer giving rise to a conversion of shares of Class A Common Stock into Class B Common Stock has occurred but has not theretofore been made on the books of the Corporation, the Corporation may request that the holder of such shares furnish affidavits or other evidence to the Corporation as it reasonably deems necessary to determine whether a conversion of shares of Class A Common Stock to Class B Common Stock has occurred, and if such holder does not within ten (10) days after the date of such request furnish sufficient evidence to the Corporation (in the manner provided in the request) to enable the Corporation to determine that no such conversion has occurred, any such shares of Class A Common Stock, to the extent not previously converted, shall be immediately and automatically convert into shares of Class B Common Stock and the same shall thereupon be registered on the books and records of the Corporation. In connection with any action of stockholders taken at a meeting or by written consent, the stock ledger of the Corporation shall be the exclusive evidence the stockholders entitled to vote in person or by proxy at any meeting of stockholders or in connection with any written consent and the classes and series of shares held by each such stockholder and the number of shares of each class held by such stockholder. Each share of Class A Common Stock that is converted pursuant to this Section 7 shall be retired by the Corporation and shall not be reissued.

8. **Reservation of Stock.** The Corporation shall at all times reserve and keep available out of its authorized but unissued shares of Class B Common Stock, solely for the purpose of effecting the conversion of the shares of Class A Common Stock, such number of shares of Class B Common Stock as shall from time to time be sufficient to effect the conversion of all outstanding shares of Class A Common Stock into shares of Class B Common Stock.

9. **Protective Provision.** The Corporation shall not, by amendment, merger, consolidation or otherwise, without first obtaining the vote (either at a stockholders meeting or written consent, as provided by law) of the holders of at least a majority of the then-outstanding shares of Class A Common Stock, voting as a separate class, amend, alter, repeal or waive Article IV(D).

(E) **Class B Common Stock.**

1. **Dividend Rights.** The holders of shares of Class B Common Stock shall be entitled to receive, when, as and if declared by the Board of Directors, out of any assets of the Corporation legally available therefor, such dividends as may be declared from time to time by the Board of Directors.

2. **Liquidation Rights.** Upon the liquidation, dissolution or winding up of the Corporation, or the occurrence of a Liquidation Transaction, the assets of the Corporation shall be distributed as provided in Article IV(B)2 above.

3. **Redemption.** The Class B Common Stock is not mandatorily redeemable.

4. **Voting Rights and Powers.** Each holder of Class B Common Stock shall be entitled to one (1) vote per share of Class B Common Stock, and to notice of any stockholders' meeting in accordance with the Bylaws of the Corporation, and to vote upon such matters and in such manner as may be provided by law. Except as expressly provided by this Restated Certificate or as provided by law, the holders of Preferred Stock, the holders of Founders Preferred Stock, the holders of Class A Common Stock and the holders of Class B Common Stock shall vote together as a single class on all matters. The number of authorized shares of Class B Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of shares of stock of the Corporation representing a majority of the votes represented by all outstanding shares of stock of the Corporation entitled to vote, irrespective of the provisions of Section 242(b)(2) of the Delaware General Corporation Law.

(F) **Definitions.** For purposes of this Article IV, the following definitions shall apply:

1. "Class A Permitted Entity" shall mean, with respect to any Class A Stockholder, any Clause (i) Class A Permitted Trust, Clause (ii) Class A Permitted Trust, Clause (iii) Class A Permitted Trust, a Class A Permitted IRA, a Class A Permitted Corporation, a Class A Permitted Partnership or a Class A Permitted LLC described in Article IV(D)7(b).

2. "Class A Stockholder" shall mean any stockholder that is issued Class A Common Stock by the Corporation or any Class A Permitted Entity.

3. "Founders Preferred Permitted Entity" shall mean, with respect to any Founders Preferred Stockholder, any Clause (i) Founders Preferred Permitted Trust, Clause (ii) Founders Preferred Permitted Trust, Clause (iii) Founders Preferred Permitted Trust, a Founders Preferred Permitted IRA, a Founders Preferred Permitted Corporation, a Founders Preferred Permitted Partnership, or a Founders Preferred Permitted LLC described in Article IV(C)4(c).

4. "Founders Preferred Stockholder" shall mean any stockholder that is issued Founders Preferred Stock by the Corporation or any Founders Preferred Permitted Entity.

5. "Transfer" shall mean, with respect to a share of Founders Preferred Stock or Class A Common Stock, any sale, assignment, transfer, conveyance, hypothecation, grant of a security interest, gift or other transfer or disposition of such share or any legal, economic, or beneficial interest in such share, whether or not for value and whether voluntary or involuntary or by operation of law, unless the Corporation's Board of Directors, in its sole and absolute discretion and prior to the occurrence of such sale, assignment, conveyance, hypothecation, grant, gift, disposition or transfer, in a valid board action referring to this subsection of this Restated Certificate, decides that a waiver of the conversion provisions should take place for a particular transaction and that, as a result, such sale, assignment, transfer, conveyance, hypothecation, grant of a security interest, gift or other transfer or disposition of such share or any legal, economic, or beneficial interest in such share shall not constitute a "Transfer"; provided, however, that the following shall not be considered a "Transfer": (a) the grant of a proxy to one or more officers or directors of the Corporation at the request of the Board of Directors in connection with actions to be taken at an annual or special meeting of stockholders; (b) the pledge of shares of Founders Preferred Stock or Class A Common Stock, as applicable, by a Founders Preferred Stockholder or a Class A Stockholder, as applicable, that creates a mere security interest in such shares pursuant to a *bona fide* loan or indebtedness transaction so long as the Founders Preferred Stockholder or Class A Stockholder, as applicable, continues to exercise Voting Control over such pledged shares; provided, however, that a foreclosure on such shares of Founders Preferred Stock or Class A Common Stock or other similar action by the pledgee shall constitute a "Transfer"; (c) the fact that, as of the filing date of this Restated Certificate or at any time thereafter, the spouse of any holder of Founders Preferred Stock or Class A Common Stock, as applicable, possesses or obtains an interest in such holder's shares of Founders Preferred Stock or Class A Common Stock, as applicable, arising solely by reason of the application of the community property laws of any jurisdiction, so long as no other event or circumstance shall exist or have occurred that constitutes a "Transfer" of such shares of Founders Preferred Stock or Class A Common Stock, as applicable; or (d) the sale or transfer of shares of Founders Preferred Stock in connection with an Equity Financing pursuant to Article IV(C)4(h).

6. "Voting Control" shall mean, with respect to a share of Founders Preferred Stock or Class A Common Stock, the power to vote or direct the voting of such share by proxy, voting agreement or otherwise.

ARTICLE V

Except as otherwise set forth herein, the Board of Directors of the Corporation is expressly authorized to make, alter or repeal Bylaws of the Corporation.

ARTICLE VI

Elections of directors need not be by written ballot unless otherwise provided in the Bylaws of the Corporation.

ARTICLE VII

Distributions by the Corporation may be made without regard to "preferential dividends arrears amount" or any "preferential rights," as such terms may be used in Section 500 of the California Corporations Code.

ARTICLE VIII

(A) To the fullest extent permitted by the Delaware General Corporation Law, as the same exists or as may hereafter be amended, a director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director.

(B) The Corporation shall indemnify to the fullest extent permitted by law any person made or threatened to be made a party to an action or proceeding, whether criminal, civil, administrative or investigative, by reason of the fact that he, his testator or intestate is or was a director or officer of the Corporation or any predecessor of the Corporation, or serves or served at any other enterprise as a director or officer at the request of the Corporation or any predecessor to the Corporation.

(C) Neither any amendment nor repeal of this Article VIII, nor the adoption of any provision of the Corporation's Certificate of Incorporation inconsistent with this Article VIII, shall eliminate or reduce the effect of this Article VIII in respect of any matter occurring, or any action or proceeding accruing or arising or that, but for this Article VIII, would accrue or arise, prior to such amendment, repeal or adoption of an inconsistent provision.

ARTICLE IX

Unless the Corporation consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall be the sole and exclusive forum for (A) any derivative action or proceeding brought on behalf of the Corporation, (B) any action or proceeding asserting a claim of breach of a fiduciary duty owed by any current or former director, officer, employee or agent of the Corporation to the Corporation or the Corporation's stockholders, (C) any action or proceeding asserting a claim against the Corporation arising pursuant to any provision of the Delaware General Corporation Law or the Corporation's Certificate of Incorporation or Bylaws, (D) any action or proceeding asserting a claim against the Corporation as to which the Delaware General Corporation Law confers jurisdiction upon the Court of Chancery of the State of Delaware, or (E) any action or proceeding asserting a claim governed by the internal affairs doctrine, in each case subject to said Court of Chancery having personal jurisdiction over the indispensable parties named as defendants therein."

ARTICLE X

The Corporation renounces, to the fullest extent permitted by law, any interest or expectancy of the Corporation in, or in being offered an opportunity to participate in, any Excluded Opportunity. An "<u>Excluded Opportunity</u>" is any matter, transaction or interest that is presented to, or acquired, created or developed by, or which otherwise comes into the possession of (i) any director of the Corporation who is not an employee of the Corporation or any of its subsidiaries, or (ii) any holder of Preferred Stock or any partner, member, director, stockholder, employee or agent of any such holder, other than someone who is an employee of the Corporation or any of its subsidiaries (collectively, "Covered Persons"), unless such matter, transaction or interest is presented to, or acquired, created or developed by, or otherwise comes into the possession of, a Covered Person expressly and solely in such Covered Person's capacity as a director of the Corporation.

* * *

The foregoing Amended and Restated Certificate of Incorporation has been duly adopted by this corporation's Board of Directors and stockholders in accordance with the applicable provisions of Sections 228, 242 and 245 of the Delaware General Corporation Law.

Executed at Menlo Park, California on June 17, 2022.

<u>/s/ Eric Ries</u>
Eric Ries, President

AMENDED AND RESTATED

BYLAWS

OF

LTSE SERVICES, INC.

TABLE OF CONTENTS

Page

TABLE OF CONTENTS
(continued)

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AMENDED AND RESTATED

BYLAWS

OF

LTSE SERVICES, INC.

ARTICLE I

CORPORATE OFFICES

1.1 **Offices**

In addition to the corporation's registered office set forth in the certificate of incorporation, the Board of Directors may at any time establish other offices at any place or places where the corporation is qualified to do business.

ARTICLE II

MEETINGS OF STOCKHOLDERS

2.1 **Place Of Meetings**

Meetings of stockholders shall be held at any place, within or outside the state of Delaware, designated by the Board of Directors. The Board of Directors may, in its sole discretion, determine that a meeting of stockholders shall not be held at any place, but may instead be held solely by means of remote communication as authorized by Section 211(a)(2) of the Delaware General Corporation Law. In the absence of any such designation or determination, stockholders' meetings shall be held at the registered office of the corporation.

2.2 **Annual Meeting**

The annual meeting of stockholders shall be held on such date, time and place, either within or without the state of Delaware, as may be designated by resolution of the Board of Directors each year. At the meeting, directors shall be elected and any other proper business may be transacted.

2.3 **Special Meeting**

A special meeting of the stockholders may be called at any time by the Board of Directors, the chairperson of the board, the chief executive officer, the president or by one or more stockholders holding shares in the aggregate entitled to cast not less than 10% of the votes at that meeting.

If a special meeting is called by any person or persons other than the Board of Directors, the chairperson of the board, the chief executive officer or the president, the request shall be in writing, specifying the time of such meeting and the general nature of the business proposed to be transacted, and shall be delivered personally or sent by registered mail or by email, fax, telegraphic or other facsimile or electronic transmission to the chairperson of the board, the chief executive officer, the president or the secretary of the corporation. No business may be transacted at such special meeting otherwise than specified in such notice. The officer receiving the request shall cause notice to be promptly given to the stockholders entitled to vote, in accordance with the provisions of Sections 2.4 and 2.5 of this Article II, that a meeting will be held at the time requested by the person or persons calling the meeting, not less than 35 nor more than 60 days after the receipt of the request. If the notice is not given within 20 days after the receipt of the request, the person or persons requesting the meeting may give the notice. Nothing contained in this paragraph of this Section 2.3 shall be construed as limiting, fixing, or affecting the time when a meeting of stockholders called by action of the Board of Directors may be held.

2.4 **Notice Of Stockholders' Meetings**

All notices of meetings with stockholders shall be in writing and shall be sent or otherwise given in accordance with Section 2.5 of these bylaws not less than 10 nor more than 60 days before the date of the meeting to each stockholder entitled to vote at such meeting. The notice shall specify the place (if any), date and hour of the meeting, and in the case of a special meeting, the purpose or purposes for which the meeting is called.

2.5 **Manner Of Giving Notice; Affidavit Of Notice**

Written notice of any meeting of stockholders, if mailed, is given when deposited in the United States mail, postage prepaid, directed to the stockholder at his address as it appears on the records of the corporation. Without limiting the manner by which notice otherwise may be given effectively to stockholders, any notice to stockholders may be given by electronic mail or other electronic transmission, in the manner provided in Section 232 of the Delaware General Corporation Law. An affidavit of the secretary or an assistant secretary or of the transfer agent of the corporation that the notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein.

2.6 **Quorum**

The holders of a majority of the shares of stock issued and outstanding and entitled to vote thereat, present in person or represented by proxy, shall constitute a quorum at all meetings of the stockholders for the transaction of business except as otherwise provided by statute or by the certificate of incorporation. If, however, such quorum is not present or represented at any meeting of the stockholders, then either (a) the chairperson of the meeting or (b) holders of a majority of the shares of stock entitled to vote who are present, in person or by proxy, shall have power to adjourn the meeting to another place (if any), date or time.

2.7 **Adjourned Meeting; Notice**

When a meeting is adjourned to another place (if any), date or time, unless these bylaws otherwise require, notice need not be given of the adjourned meeting if the time and place (if any), thereof and the means of remote communications (if any) by which stockholders and proxyholders may be deemed to be present and vote at such adjourned meeting, are announced at the meeting at which the adjournment is taken. At the adjourned meeting the corporation may transact any business that might have been transacted at the original meeting. If the adjournment is for more than 30 days, or if after the adjournment a new record date is fixed for the adjourned meeting, notice of the place (if any), date and time of the adjourned meeting and the means of remote communications (if any) by which stockholders and proxy holders may be deemed to be present in person and vote at such adjourned meeting shall be given to each stockholder of record entitled to vote at the meeting.

2.8 **Organization; Conduct of Business**

Such person as the Board of Directors may have designated or, in the absence of such a person, the chief executive officer, or in his or her absence, the president or, in his or her absence, such person as may be chosen by the holders of a majority of the shares entitled to vote who are present, in person or by proxy, shall call to order any meeting of the stockholders and act as chairperson of the meeting. In the absence of the secretary of the corporation, the secretary of the meeting shall be such person as the chairperson of the meeting appoints.

The chairperson of any meeting of stockholders shall determine the order of business and the procedure at the meeting, including the manner of voting and the conduct of business. The date and time of opening and closing of the polls for each matter upon which the stockholders will vote at the meeting shall be announced at the meeting.

2.9 **Voting**

The stockholders entitled to vote at any meeting of stockholders shall be determined in accordance with the provisions of Section 2.12 of these bylaws, subject to the provisions of Sections 217 and 218 of the Delaware General Corporation Law (relating to voting rights of fiduciaries, pledgors and joint owners of stock and to voting trusts and other voting agreements).

Except as may be otherwise provided in the certificate of incorporation, each stockholder shall be entitled to one vote for each share of capital stock held by such stockholder. All elections shall be determined by a plurality of the votes cast, and except as otherwise required by law, all other matters shall be determined by a majority of the votes cast affirmatively or negatively.

2.10 **Waiver Of Notice**

Whenever notice is required to be given under any provision of the Delaware General Corporation Law or of the certificate of incorporation or these bylaws, a written waiver thereof, signed by the person entitled to notice, or waiver by electronic mail or other electronic transmission by such person, whether before or after the time stated therein, shall be deemed equivalent to notice. Attendance of a person at a meeting shall constitute a waiver of notice of such meeting, except when the person attends a meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened. Neither the business to be transacted at, nor the purpose of, any regular or special meeting of the stockholders need be specified in any written waiver of notice, or any waiver of notice by electronic transmission, unless so required by the certificate of incorporation or these bylaws.

2.11 **Stockholder Action By Written Consent Without A Meeting**

Unless otherwise provided in the certificate of incorporation, any action required to be taken at any annual or special meeting of stockholders of the corporation, or any action that may be taken at any annual or special meeting of such stockholders, may be taken without a meeting, without prior notice, and without a vote if a consent in writing, setting forth the action so taken, is (a) signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted, and (b) delivered to the corporation in accordance with Section 228(a) of the Delaware General Corporation Law.

Every written consent shall bear the date of signature of each stockholder who signs the consent and no written consent shall be effective to take the corporate action referred to therein unless, within 60 days of the date the earliest dated consent is delivered to the corporation, a written consent or consents signed by a sufficient number of holders to take action are delivered to the corporation in the manner prescribed in this Section. A telegram, cablegram, electronic mail or other electronic transmission consenting to an action to be taken and transmitted by a stockholder or proxyholder, or by a person or persons authorized to act for a stockholder or proxyholder, shall be deemed to be written, signed and dated for purposes of this Section to the extent permitted by law. Any such consent shall be delivered in accordance with Section 228(d)(1) of the Delaware General Corporation Law.

Any copy, facsimile or other reliable reproduction of a consent in writing may be substituted or used in lieu of the original writing for any and all purposes for which the original writing could be used, provided that such copy, facsimile or other reproduction shall be a complete reproduction of the entire original writing.

Prompt notice of the taking of the corporate action without a meeting by less than unanimous written consent shall be given to those stockholders who have not consented in writing (including by electronic mail or other electronic transmission as permitted by law). If the action which is consented to is such as would have required the filing of a certificate under any section of the Delaware General Corporation Law if such action had been voted on by stockholders at a meeting thereof, then the certificate filed under such section shall state, in lieu of any statement required by such section concerning any vote of stockholders, that written notice and written consent have been given as provided in Section 228 of the Delaware General Corporation Law.

2.12 **<u>Record Date For Stockholder Notice; Voting; Giving Consents</u>**

In order that the corporation may determine the stockholders entitled to notice of or to vote at any meeting of stockholders or any adjournment thereof, or entitled to express consent to corporate action in writing without a meeting, or entitled to receive payment of any dividend or other distribution or allotment of any rights, or entitled to exercise any rights in respect of any change, conversion or exchange of stock or for the purpose of any other lawful action, the Board of Directors may fix, in advance, a record date, which shall not be more than 60 nor less than 10 days before the date of such meeting, nor more than 60 days prior to any other action.

If the Board of Directors does not so fix a record date:

(a) The record date for determining stockholders entitled to notice of or to vote at a meeting of stockholders shall be at the close of business on the day next preceding the day on which notice is given, or, if notice is waived, at the close of business on the day next preceding the day on which the meeting is held.

(b) The record date for determining stockholders entitled to consent to corporate action in writing without a meeting, when no prior action by the Board of Directors is necessary, shall be the day on which the first written consent (including consent by electronic mail or other electronic transmission as permitted by law) is delivered to the corporation.

(c) The record date for determining stockholders for any other purpose shall be at the close of business on the day on which the Board of Directors adopts the resolution relating thereto.

A determination of stockholders of record entitled to notice of or to vote at a meeting of stockholders shall apply to any adjournment of the meeting, if such adjournment is for 30 days or less; provided, however, that the Board of Directors may fix a new record date for the adjourned meeting.

2.13 **<u>Proxies</u>**

Each stockholder entitled to vote at a meeting of stockholders or to express consent or dissent to corporate action in writing without a meeting may authorize another person or persons to act for such stockholder by an instrument in writing or by an electronic transmission permitted by law filed with the secretary of the corporation, but no such proxy shall be voted or acted upon after three years from its date, unless the proxy provides for a longer period. A proxy shall be deemed signed if the stockholder's name is placed on the proxy (whether by manual signature, typewriting, facsimile, electronic or telegraphic transmission or otherwise) by the stockholder or the stockholder's attorney-in-fact. The revocability of a proxy that states on its face that it is irrevocable shall be governed by the provisions of Section 212(e) of the Delaware General Corporation Law.

ARTICLE III

<u>DIRECTORS</u>

3.1 **Powers**

Subject to the provisions of the Delaware General Corporation Law and any limitations in the certificate of incorporation or these bylaws relating to action required to be approved by the stockholders or by the outstanding shares, the business and affairs of the corporation shall be managed and all corporate powers shall be exercised by or under the direction of the Board of Directors.

3.2 **Number Of Directors**

The number of directors constituting the entire Board of Directors is 6. This number may be changed by a resolution of the Board of Directors or of the stockholders, subject to Section 3.4 of these bylaws. No reduction of the authorized number of directors shall have the effect of removing any director before such director's term of office expires.

3.3 **Election, Qualification And Term Of Office Of Directors**

Except as provided in Section 3.4 of these bylaws, and unless otherwise provided in the certificate of incorporation, directors shall be elected at each annual meeting of stockholders to hold office until the next annual meeting. Directors need not be stockholders unless so required by the certificate of incorporation or these bylaws, wherein other qualifications for directors may be prescribed. Each director, including a director elected to fill a vacancy, shall hold office until his or her successor is elected and qualified or until his or her earlier resignation or removal.

Unless otherwise specified in the certificate of incorporation, elections of directors need not be by written ballot.

3.4 **Resignation And Vacancies**

Any director may resign at any time upon written notice to the attention of the Secretary of the corporation. Notwithstanding the provisions of Section 223(a)(1) and 223(a)(2) of the Delaware General Corporation Law, any vacancy or newly created directorship may be filled by a majority of the directors then in office (including any directors that have tendered a resignation effective at a future date), though less than a quorum, or by a sole remaining director, and the directors so chosen shall hold office until the next annual election and until their successors are duly elected and shall qualify, unless sooner displaced; provided, however, that where such vacancy or newly created directorship occurs among the directors elected by the holders of a class or series of stock, the holders of shares of such class or series may override the Board of Directors' action to fill such vacancy or newly created directorship by (i) voting for their own designee to fill such vacancy or newly created directorship at a meeting of the corporation's stockholders or (ii) written consent, if the consenting stockholders hold a sufficient number of shares to elect their designee at a meeting of the stockholders.

If at any time, by reason of death or resignation or other cause, the corporation should have no directors in office, then any officer or any stockholder or an executor, administrator, trustee or guardian of a stockholder, or other fiduciary entrusted with like responsibility for the person or estate of a stockholder, may call a special meeting of stockholders in accordance with the provisions of the certificate of incorporation or these bylaws, or may apply to the Court of Chancery for a decree summarily ordering an election as provided in Section 211 of the Delaware General Corporation Law.

If, at the time of filling any vacancy or any newly created directorship, the directors then in office constitute less than a majority of the whole board (as constituted immediately prior to any such increase), then the Court of Chancery may, upon application of any stockholder or stockholders holding at least 10% of the total number of the shares at the time outstanding having the right to vote for such directors, summarily order an election to be held to fill any such vacancies or newly created directorships, or to replace the directors chosen by the directors then in office as aforesaid, which election shall be governed by the provisions of Section 211 of the Delaware General Corporation Law as far as applicable.

3.5 **Place Of Meetings; Meetings By Telephone**

The Board of Directors of the corporation may hold meetings, both regular and special, either within or outside the state of Delaware.

Unless otherwise restricted by the certificate of incorporation or these bylaws, members of the Board of Directors, or any committee designated by the Board of Directors, may participate in a meeting of the Board of Directors, or any committee, by means of conference telephone or other communications equipment by means of which all persons participating in the meeting can hear each other, and such participation in a meeting shall constitute presence in person at the meeting.

3.6 **Regular Meetings**

Regular meetings of the Board of Directors may be held without notice at such time and at such place as shall from time to time be determined by the board.

3.7 **Special Meetings; Notice**

Special meetings of the Board of Directors for any purpose or purposes may be called at any time by the chairperson of the board, the chief executive officer, the president, the secretary or any two directors.

Notice of the time and place of special meetings shall be delivered personally or by telephone to each director or sent by first-class mail, facsimile, electronic transmission, or telegram, charges prepaid, addressed to each director at that director's address as it is shown on the records of the corporation. If the notice is mailed, it shall be deposited in the United States mail at least 4 days before the time of the holding of the meeting. If the notice is delivered personally or by facsimile, electronic transmission, telephone or telegram, it shall be delivered at least 24 hours before the time of the holding of the meeting. Any oral notice given personally or by telephone may be communicated either to the director or to a person at the office of the director who the person giving the notice has reason to believe will promptly communicate it to the director. The notice need not specify the purpose of the meeting. The notice need not specify the place of the meeting, if the meeting is to be held at the principal executive office of the corporation. Unless otherwise indicated in the notice thereof, any and all business may be transacted at a special meeting.

3.8 **Quorum; Voting**

At all meetings of the Board of Directors, a majority of the total number of duly elected directors then in office (but in no case less than 1/3 of the total number of authorized directors) shall constitute a quorum for the transaction of business and the act of a majority of the directors present at any meeting at which there is a quorum shall be the act of the Board of Directors, except as may be otherwise specifically provided by statute or by the certificate of incorporation. If a quorum is not present at any meeting of the Board of Directors, then the directors present thereat may adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum is present.

A meeting at which a quorum is initially present may continue to transact business notwithstanding the withdrawal of directors, if any action taken is approved by at least a majority of the required quorum for that meeting.

Each director may have more or less than one vote, if so approved by either an action of the Board or an action by the Stockholders. If one or more directors shall have more or less than one vote per director on any matter, every reference in these bylaws to a majority or other proportion of the directors shall refer to a majority or other proportion of the votes of the directors.

3.9 **Waiver Of Notice**

Whenever notice is required to be given under any provision of the Delaware General Corporation Law or of the certificate of incorporation or these bylaws, a written waiver thereof, signed by the person entitled to notice, or waiver by electronic mail or other electronic transmission by such person, whether before or after the time stated therein, shall be deemed equivalent to notice. Attendance of a person at a meeting shall constitute a waiver of notice of such meeting, except when the person attends a meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened. Neither the business to be transacted at, nor the purpose of, any regular or special meeting of the directors, or members of a committee of directors, need be specified in any written waiver of notice unless so required by the certificate of incorporation or these bylaws.

3.10 **Board Action By Written Consent Without A Meeting**

Unless otherwise restricted by the certificate of incorporation or these bylaws, any action required or permitted to be taken at any meeting of the Board of Directors, or of any committee thereof, may be taken without a meeting if all members of the board or committee, as the case may be, consent thereto in writing or by electronic transmission, and the writing or writings or electronic transmission or transmissions are filed with the minutes of proceedings of the board or committee. Such filing shall be in paper form if the minutes are maintained in paper form and shall be in electronic form if the minutes are maintained in electronic form.

Any copy, facsimile or other reliable reproduction of a consent in writing may be substituted or used in lieu of the original writing for any and all purposes for which the original writing could be used, provided that such copy, facsimile or other reproduction shall be a complete reproduction of the entire original writing.

3.11 **Fees And Compensation Of Directors**

Unless otherwise restricted by the certificate of incorporation or these bylaws, the Board of Directors shall have the authority to fix the compensation of directors. No such compensation shall preclude any director from serving the corporation in any other capacity and receiving compensation therefor.

3.12 **Approval Of Loans To Officers**

The corporation may lend money to, or guarantee any obligation of, or otherwise assist any officer or other employee of the corporation or of its subsidiary, including any officer or employee who is a director of the corporation or its subsidiary, whenever, in the judgment of the directors, such loan, guaranty or assistance may reasonably be expected to benefit the corporation. The loan, guaranty or other assistance may be with or without interest and may be unsecured, or secured in such manner as the Board of Directors shall approve, including, without limitation, a pledge of shares of stock of the corporation. Nothing in this section shall be deemed to deny, limit or restrict the powers of guaranty or warranty of the corporation at common law or under any statute.

3.13 **Removal Of Directors**

Unless otherwise restricted by statute, by the certificate of incorporation or by these bylaws, any director or the entire Board of Directors may be removed, with or without cause, by, and only by, the affirmative vote of the holders of the shares of the class or series of stock entitled to elect such director or directors, given either at a special meeting of such stockholders duly called for that purpose or pursuant to a written consent of stockholders, and any vacancy thereby created may be filled by the holders of that class or series of stock represented at the meeting or pursuant to written consent; provided, however, that if the stockholders of the corporation are entitled to cumulative voting, if less than the entire Board of Directors is to be removed, no director may be removed without cause if the votes cast against his removal would be sufficient to elect him if then cumulatively voted at an election of the entire Board of Directors.

No reduction of the authorized number of directors shall have the effect of removing any director prior to the expiration of such director's term of office.

3.14 **Chairperson Of The Board Of Directors**

The corporation may also have, at the discretion of the Board of Directors, a chairperson of the Board of Directors who shall not be considered an officer of the corporation.

ARTICLE IV

COMMITTEES

4.1 **Committees Of Directors**

The Board of Directors may designate one or more committees, each committee to consist of one or more of the directors of the corporation. The Board may designate 1 or more directors as alternate members of any committee, who may replace any absent or disqualified member at any meeting of the committee. In the absence or disqualification of a member of a committee, the member or members present at any meeting and not disqualified from voting, whether or not such member or members constitute a quorum, may unanimously appoint another member of the Board of Directors to act at the meeting in the place of any such absent or disqualified member. Any such committee, to the extent provided in the resolution of the Board of Directors, or in these bylaws, shall have and may exercise all the powers and authority of the Board of Directors in the management of the business and affairs of the corporation, and may authorize the seal of the corporation to be affixed to all papers which may require it; but no such committee shall have the power or authority in reference to the following matters: (i) approving or adopting, or recommending to the stockholders, any action or matter expressly required by the General Corporate Law of Delaware to be submitted to stockholders for approval or (ii) adopting, amending or repealing any Bylaw of the corporation.

4.2 **Committee Minutes**

Each committee shall keep regular minutes of its meetings and report the same to the Board of Directors when required.

4.3 **Meetings And Action Of Committees**

Meetings and actions of committees shall be governed by, and held and taken in accordance with, the provisions of Section 3.5 (place of meetings and meetings by telephone), Section 3.6 (regular meetings), Section 3.7 (special meetings and notice), Section 3.8 (quorum), Section 3.9 (waiver of notice), and Section 3.10 (action without a meeting) of these bylaws, with such changes in the context of such provisions as are necessary to substitute the committee and its members for the Board of Directors and its members; provided, however, that the time of regular meetings of committees may be determined either by resolution of the Board of Directors or by resolution of the committee, that special meetings of committees may also be called by resolution of the Board of Directors and that notice of special meetings of committees shall also be given to all alternate members, who shall have the right to attend all meetings of the committee. The Board of Directors may adopt rules for the government of any committee not inconsistent with the provisions of these bylaws.

ARTICLE V

OFFICERS

5.1 **Officers**

The officers of the corporation shall be a president and a secretary. The corporation may also have, at the discretion of the Board of Directors, a chief executive officer, a chief financial officer, a treasurer, one or more vice presidents, one or more assistant secretaries, one or more assistant treasurers, and any such other officers as may be appointed in accordance with the provisions of Section 5.3 of these bylaws. Any number of offices may be held by the same person.

5.2 **Appointment Of Officers**

The officers of the corporation, except such officers as may be appointed in accordance with the provisions of Sections 5.3 or 5.5 of these bylaws, shall be appointed by the Board of Directors, subject to the rights (if any) of an officer under any contract of employment.

5.3 **Subordinate Officers**

The Board of Directors may appoint, or empower the chief executive officer or the president to appoint, such other officers and agents as the business of the corporation may require, each of whom shall hold office for such period, have such authority, and perform such duties as are provided in these bylaws or as the Board of Directors may from time to time determine.

5.4 **Removal And Resignation Of Officers**

Subject to the rights (if any) of an officer under any contract of employment, any officer may be removed, either with or without cause, by an affirmative vote of the majority of the Board of Directors at any regular or special meeting of the board or, except in the case of an officer chosen by the Board of Directors, by any officer upon whom the power of removal is conferred by the Board of Directors.

Any officer may resign at any time by giving written notice to the corporation. Any resignation shall take effect at the date of the receipt of that notice or at any later time specified in that notice; and, unless otherwise specified in that notice, the acceptance of the resignation shall not be necessary to make it effective. Any resignation is without prejudice to the rights (if any) of the corporation under any contract to which the officer is a party.

5.5 **Vacancies In Offices**

Any vacancy occurring in any office of the corporation shall be filled by the Board of Directors.

5.6 **Chief Executive Officer**

Subject to such supervisory powers (if any) as may be given by the Board of Directors to the chairperson of the board (if any), the chief executive officer of the corporation (if such an officer is appointed) shall, subject to the control of the Board of Directors, have general supervision, direction, and control of the business and the officers of the corporation and shall have the general powers and duties of management usually vested in the office of chief executive officer of a corporation and shall have such other powers and duties as may be prescribed by the Board of Directors or these bylaws.

The person serving as chief executive officer shall also be the acting president of the corporation whenever no other person is then serving in such capacity.

5.7 **President**

Subject to such supervisory powers (if any) as may be given by the Board of Directors to the chairperson of the board (if any) or the chief executive officer, the president shall have general supervision, direction, and control of the business and other officers of the corporation. He or she shall have the general powers and duties of management usually vested in the office of president of a corporation and such other powers and duties as may be prescribed by the Board of Directors or these bylaws.

The person serving as president shall also be the acting chief executive officer, secretary or treasurer of the corporation, as applicable, whenever no other person is then serving in such capacity.

5.8 **Vice Presidents**

In the absence or disability of the chief executive officer and president, the vice presidents (if any) in order of their rank as fixed by the Board of Directors or, if not ranked, a vice president designated by the Board of Directors, shall perform all the duties of the president and when so acting shall have all the powers of, and be subject to all the restrictions upon, the president. The vice presidents shall have such other powers and perform such other duties as from time to time may be prescribed for them respectively by the Board of Directors, these bylaws, the president or the chairperson of the board.

5.9 **Secretary**

The secretary shall keep or cause to be kept, at the principal executive office of the corporation or such other place as the Board of Directors may direct, a book of minutes of all meetings and actions of directors, committees of directors, and stockholders. The minutes shall show the time and place of each meeting, the names of those present at directors' meetings or committee meetings, the number of shares present or represented at stockholders' meetings, and the proceedings thereof.

The secretary shall keep, or cause to be kept, at the principal executive office of the corporation or at the office of the corporation's transfer agent or registrar, as determined by resolution of the Board of Directors, a share register, or a duplicate share register, showing the names of all stockholders and their addresses, the number and classes of shares held by each, the number and date of certificates (if any) evidencing such shares, and the number and date of cancellation of every certificate (if any) surrendered for cancellation.

The secretary shall give, or cause to be given, notice of all meetings of the stockholders and of the Board of Directors required to be given by law or by these bylaws. He or she shall have such other powers and perform such other duties as may be prescribed by the Board of Directors or by these bylaws.

5.10 **Chief Financial Officer**

The chief financial officer (if such an officer is appointed) shall keep and maintain, or cause to be kept and maintained, adequate and correct books and records of accounts of the properties and business transactions of the corporation, including accounts of its assets, liabilities, receipts, disbursements, gains, losses, capital, retained earnings and shares. The books of account shall at all reasonable times be open to inspection by any member of the Board of Directors.

The chief financial officer shall render to the chief executive officer, the president, or the Board of Directors, upon request, an account of all his or her transactions as chief financial officer and of the financial condition of the corporation. He or she shall have the general powers and duties usually vested in the office of chief financial officer of a corporation and shall have such other powers and perform such other duties as may be prescribed by the Board of Directors or these bylaws.

The person serving as the chief financial officer shall also be the acting treasurer of the corporation whenever no other person is then serving in such capacity. Subject to such supervisory powers (if any) as may be given by the Board of Directors to another officer of the corporation, the chief financial officer shall supervise and direct the responsibilities of the treasurer whenever someone other than the chief financial officer is serving as treasurer of the corporation.

5.11 **Treasurer**

The treasurer (if such an officer is appointed) shall keep and maintain, or cause to be kept and maintained, adequate and correct books and records with respect to all bank accounts, deposit accounts, cash management accounts and other investment accounts of the corporation. The books of account shall at all reasonable times be open to inspection by any member of the Board of Directors.

The treasurer shall deposit, or cause to be deposited, all moneys and other valuables in the name and to the credit of the corporation with such depositories as may be designated by the Board of Directors. He or she shall disburse the funds of the corporation as may be ordered by the Board of Directors and shall render to the chief financial officer, the chief executive officer, the president or the Board of Directors, upon request, an account of all his or her transactions as treasurer. He or she shall have the general powers and duties usually vested in the office of treasurer of a corporation and shall have such other powers and perform such other duties as may be prescribed by the Board of Directors or these bylaws.

The person serving as the treasurer shall also be the acting chief financial officer of the corporation whenever no other person is then serving in such capacity.

5.12 **Representation Of Shares Of Other Corporations**

The chairperson of the board, the chief executive officer, the president, any vice president, the chief financial officer, the secretary or assistant secretary of this corporation, or any other person authorized by the Board of Directors or the chief executive officer or the president or a vice president, is authorized to vote, represent, and exercise on behalf of this corporation all rights incident to any and all shares of any other corporation or corporations standing in the name of this corporation. The authority granted herein may be exercised either by such person directly or by any other person authorized to do so by proxy or power of attorney duly executed by the person having such authority.

5.13 **Authority And Duties Of Officers**

In addition to the foregoing authority and duties, all officers of the corporation shall respectively have such authority and perform such duties in the management of the business of the corporation as may be designated from time to time by the Board of Directors or the stockholders.

ARTICLE VI

INDEMNIFICATION OF DIRECTORS, OFFICERS, EMPLOYEES, AND OTHER AGENTS

6.1 **Indemnification Of Directors And Officers**

The corporation shall, to the maximum extent and in the manner permitted by the Delaware General Corporation Law, indemnify each of its directors and officers against expenses (including attorneys' fees), judgments, fines, settlements and other amounts actually and reasonably incurred in connection with any proceeding, arising by reason of the fact that such person is or was an agent of the corporation. For purposes of this Section 6.1, a "director" or "officer" of the corporation includes any person (a) who is or was a director or officer of the corporation, (b) who is or was serving at the request of the corporation as a director or officer of another corporation, partnership, joint venture, trust or other enterprise, or (c) who was a director or officer of a corporation which was a predecessor corporation of the corporation or of another enterprise at the request of such predecessor corporation.

6.2 **Indemnification Of Others**

The corporation shall have the power, to the maximum extent and in the manner permitted by the Delaware General Corporation Law, to indemnify each of its employees and agents (other than directors and officers) against expenses (including attorneys' fees), judgments, fines, settlements and other amounts actually and reasonably incurred in connection with any proceeding, arising by reason of the fact that such person is or was an agent of the corporation. For purposes of this Section 6.2, an "employee" or "agent" of the corporation (other than a director or officer) includes any person (a) who is or was an employee or agent of the corporation, (b) who is or was serving at the request of the corporation as an employee or agent of another corporation, partnership, joint venture, trust or other enterprise, or (c) who was an employee or agent of a corporation which was a predecessor corporation of the corporation or of another enterprise at the request of such predecessor corporation.

6.3 **Payment Of Expenses In Advance**

Expenses incurred in defending any action or proceeding for which indemnification is required pursuant to Section 6.1 or for which indemnification is permitted pursuant to Section 6.2 following authorization thereof by the Board of Directors shall be paid by the corporation in advance of the final disposition of such action or proceeding upon receipt of an undertaking by or on behalf of the indemnified party to repay such amount if it shall ultimately be determined by final judicial decision from which there is no further right to appeal that the indemnified party is not entitled to be indemnified as authorized in this Article VI.

6.4 **Indemnity Not Exclusive**

The indemnification provided by this Article VI shall not be deemed exclusive of any other rights to which those seeking indemnification may be entitled under any Bylaw, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in an official capacity and as to action in another capacity while holding such office, to the extent that such additional rights to indemnification are authorized in the certificate of incorporation.

6.5 **Insurance**

The corporation may purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against him or her and incurred by him or her in any such capacity, or arising out of his or her status as such, whether or not the corporation would have the power to indemnify him or her against such liability under the provisions of the Delaware General Corporation Law.

6.6 **Conflicts**

No indemnification or advance shall be made under this Article VI, except where such indemnification or advance is mandated by law or the order, judgment or decree of any court of competent jurisdiction, in any circumstance where it appears:

(a) That it would be inconsistent with a provision of the certificate of incorporation, these bylaws, a resolution of the stockholders or an agreement in effect at the time of the accrual of the alleged cause of the action asserted in the proceeding in which the expenses were incurred or other amounts were paid, which prohibits or otherwise limits indemnification; or

(b) That it would be inconsistent with any condition expressly imposed by a court in approving a settlement.

ARTICLE VII

RECORDS AND REPORTS

7.1 **Maintenance And Inspection Of Records**

The corporation shall, either at its principal executive offices or at such place or places as designated by the Board of Directors, keep a record of its stockholders listing their names and addresses and the number and class of shares held by each stockholder, a copy of these bylaws as amended to date, accounting books, and other records.

Any stockholder of record, in person or by attorney or other agent, shall, upon written demand under oath stating the purpose thereof, have the right during the usual hours for business to inspect for any proper purpose the corporation's stock ledger, a list of its stockholders, and its other books and records and to make copies or extracts therefrom. A proper purpose shall mean a purpose reasonably related to such person's interest as a stockholder. In every instance where an attorney or other agent is the person who seeks the right to inspection, the demand under oath shall be accompanied by a power of attorney or such other writing that authorizes the attorney or other agent to so act on behalf of the stockholder. The demand under oath shall be directed to the corporation at its registered office in Delaware or at its principal place of business.

A complete list of stockholders entitled to vote at any meeting of stockholders, arranged in alphabetical order for each class of stock and showing the address of each such stockholder and the number of shares registered in each such stockholder's name, shall be open to the examination of any such stockholder for a period of at least 10 days prior to the meeting in the manner provided by law. The stock list shall also be open to the examination of any stockholder during the whole time of the meeting as provided by law. This list shall presumptively determine the identity of the stockholders entitled to vote at the meeting and the number of shares held by each of them.

7.2 **Inspection By Directors**

Any director shall have the right to examine the corporation's stock ledger, a list of its stockholders, and its other books and records for a purpose reasonably related to his or her position as a director. The Court of Chancery is hereby vested with the exclusive jurisdiction to determine whether a director is entitled to the inspection sought. The Court may summarily order the corporation to permit the director to inspect any and all books and records, the stock ledger, and the stock list and to make copies or extracts therefrom. The Court may, in its discretion, prescribe any limitations or conditions with reference to the inspection, or award such other and further relief as the Court may deem just and proper.

ARTICLE VIII

GENERAL MATTERS

8.1 **Checks**

From time to time, the Board of Directors shall determine by resolution which person or persons may sign or endorse all checks, drafts, other orders for payment of money, notes or other evidences of indebtedness that are issued in the name of or payable to the corporation, and only the persons so authorized shall sign or endorse those instruments.

8.2 **Execution Of Corporate Contracts And Instruments**

The Board of Directors, except as otherwise provided in these bylaws, may authorize any officer or officers, or agent or agents, to enter into any contract or execute any instrument in the name of and on behalf of the corporation; such authority may be general or confined to specific instances. Unless so authorized or ratified by the Board of Directors or within the agency power of an officer, no officer, agent or employee shall have any power or authority to bind the corporation by any contract or engagement or to pledge its credit or to render it liable for any purpose or for any amount.

8.3 **Stock Certificates and Notices; Uncertificated Stock; Partly Paid Shares**

The shares of the corporation may be certificated or uncertificated, as provided under Delaware law, and shall be entered in the books of the corporation and recorded as they are issued. Any or all of the signatures on any certificate may be a facsimile or electronic signature. In case any officer, transfer agent or registrar who has signed or whose facsimile or electronic signature has been placed upon a certificate has ceased to be such officer, transfer agent or registrar before such certificate is issued, it may be issued by the corporation with the same effect as if he or she were such officer, transfer agent or registrar at the date of issue.

Within a reasonable time after the issuance or transfer of uncertificated stock and upon the request of a stockholder, the corporation shall send to the record owner thereof a written notice that shall set forth the name of the corporation, that the corporation is organized under the laws of Delaware, the name of the stockholder, the number and class (and the designation of the series, if any) of the shares, and any restrictions on the transfer or registration of such shares of stock imposed by the corporation's certificate of incorporation, these bylaws, any agreement among stockholders or any agreement between stockholders and the corporation.

The corporation may issue the whole or any part of its shares as partly paid and subject to call for the remainder of the consideration to be paid therefor. Upon the face or back of each stock certificate (if any) issued to represent any such partly paid shares, or upon the books and records of the corporation in the case of uncertificated partly paid shares, the total amount of the consideration to be paid therefor and the amount paid thereon shall be stated. Upon the declaration of any dividend on fully paid shares, the corporation shall declare a dividend upon partly paid shares of the same class, but only upon the basis of the percentage of the consideration actually paid thereon.

8.4 **Special Designation On Certificates and Notices of Issuance**

If the corporation is authorized to issue more than one class of stock or more than one series of any class, then the powers, the designations, the preferences, and the relative, participating, optional or other special rights of each class of stock or series thereof and the qualifications, limitations or restrictions of such preferences and/or rights shall be set forth in full or summarized on the face or back of the certificate that the corporation shall issue to represent such class or series of stock or the notice of issuance to the record owner of uncertificated stock; provided, however, that, except as otherwise provided in Section 202 of the Delaware General Corporation Law, in lieu of the foregoing requirements there may be set forth on the face or back of the certificate that the corporation shall issue to represent such class or series of stock or the notice of issuance to the record owner of uncertificated stock, or the purchase agreement for such stock a statement that the corporation will furnish without charge to each stockholder who so requests the powers, the designations, the preferences, and the relative, participating, optional or other special rights of each class of stock or series thereof and the qualifications, limitations or restrictions of such preferences and/or rights.

8.5 **Lost Certificates**

Except as provided in this Section 8.5, no new certificates for shares shall be issued to replace a previously issued certificate unless the latter is surrendered to the corporation and cancelled at the same time. The corporation may issue a new certificate of stock or notice of uncertificated stock in the place of any certificate previously issued by it, alleged to have been lost, stolen or destroyed, and the corporation may require the owner of the lost, stolen or destroyed certificate, or the owner's legal representative, to give the corporation a bond sufficient to indemnify it against any claim that may be made against it on account of the alleged loss, theft or destruction of any such certificate or the issuance of such new certificate or uncertificated shares.

8.6 **Construction; Definitions**

Unless the context requires otherwise, the general provisions, rules of construction, and definitions in the Delaware General Corporation Law shall govern the construction of these bylaws. Without limiting the generality of this provision, the singular number includes the plural, the plural number includes the singular, and the term "person" includes both a corporation and a natural person.

8.7 **Dividends**

The directors of the corporation, subject to any restrictions contained in (a) the Delaware General Corporation Law or (b) the certificate of incorporation, may declare and pay dividends upon the shares of its capital stock. Dividends may be paid in cash, in property, or in shares of the corporation's capital stock.

The directors of the corporation may set apart out of any of the funds of the corporation available for dividends a reserve or reserves for any proper purpose and may abolish any such reserve. Such purposes shall include but not be limited to equalizing dividends, repairing or maintaining any property of the corporation, and meeting contingencies.

8.8 **Fiscal Year**

The fiscal year of the corporation shall be fixed by resolution of the Board of Directors and may be changed by the Board of Directors.

8.9 **Transfer Of Stock**

Upon receipt by the corporation or the transfer agent of the corporation of proper transfer instructions from the record holder of uncertificated shares or upon surrender to the corporation or the transfer agent of the corporation of a certificate for shares duly endorsed or accompanied by proper evidence of succession, assignation or authority to transfer, it shall be the duty of the corporation to issue a new certificate or, in the case of uncertificated securities and upon request, a notice of issuance of shares, to the person entitled thereto, cancel the old certificate (if any) and record the transaction in its books.

8.10 **Stock Transfer Agreements**

The corporation shall have power to enter into and perform any agreement with any number of stockholders of any one or more classes of stock of the corporation to restrict the transfer of shares of stock of the corporation of any one or more classes owned by such stockholders in any manner not prohibited by the Delaware General Corporation Law.

8.11 **Stockholders of Record**

The corporation shall be entitled to recognize the exclusive right of a person recorded on its books as the owner of shares to receive dividends and to vote as such owner, shall be entitled to hold liable for calls and assessments the person recorded on its books as the owner of shares, and shall not be bound to recognize any equitable or other claim to or interest in such share or shares on the part of another person, whether or not it shall have express or other notice thereof, except as otherwise provided by the laws of Delaware.

8.12 **Facsimile or Electronic Signature**

In addition to the provisions for use of facsimile or electronic signatures elsewhere specifically authorized in these bylaws, facsimile or electronic signatures of any stockholder, director or officer of the corporation may be used whenever and as authorized by the Board of Directors or a committee thereof.

ARTICLE IX

AMENDMENTS

The Bylaws of the corporation may be adopted, amended or repealed by the stockholders entitled to vote; provided, however, that the corporation may, in its certificate of incorporation, confer the power to adopt, amend or repeal Bylaws upon the directors. The fact that such power has been so conferred upon the directors shall not divest the stockholders of the power, nor limit their power to adopt, amend or repeal Bylaws.

Long-Term Stock Exchange, Inc.
Date of filing: September 15, 2023
Date as of which the information is accurate: September 15, 2023

Exhibit J

A list of the officers, governors, members of all standing committees, or persons performing similar functions, who presently hold or have held their offices or positions during the previous year, indicating the following for each:

1. **Name.**
2. **Title.**
3. **Dates of commencement and termination of term of office or position.**
4. **Type of business in which each is primarily engaged (e.g., floor broker, specialist, odd lot dealer, etc.)**

Long-Term Stock Exchange Board of Directors (the "Exchange Board")

Name	Classification	Date of Commencement
William Harts	Industry/Non-Independent	June 13, 2023
David Berger	Non-Industry/Independent	August 6, 2020
Kathleen Hamm	Non-Industry/Independent (Lead Director)[1]	August 6, 2020
Kathy (Simmons) Sampson	Non-Industry/Independent	August 6, 2020
Kim Polese	Non-Industry/Independent	August 6, 2020
Michelle Greene	Industry/Non-Independent	July 31, 2023
Priya Huskins	Non-Industry/Independent	September 23, 2022
Maliz Beams	Industry/Non-Independent	December 15, 2022
Vacant	Member Representative	
Vacant	Member Representative	

Appeals Committee Members

Name	Classification	Date of Commencement
Kathy (Simmons) Sampson	Non-Industry/Independent	August 6, 2020
Vacant	Member Representative	
Vacant	Non-Industry/Independent	

Audit Committee Members

Name	Classification	Date of Commencement
Kathleen Hamm	Non-Industry/Independent (Chair)[2]	August 6, 2020
Kim Polese	Non-Industry/Independent	August 6, 2020
Kathy (Simmons) Sampson	Non-Industry/Independent	April 23, 2021

[1] The Exchange Board designated Ms. Hamm to serve as Lead Director on April 23, 2021.
[2] The Exchange Board elected Ms. Hamm as Audit Committee Chair on April 23, 2021.

Priya C. Huskins	Non-Industry/Independent	December 20, 2022

Member Nominating Committee Members

Name	Classification	Date of Commencement
Vacant	Member Representative (Chair)	
Vacant	Member Representative	

Nominating Committee Members

Name	Classification	Date of Commencement
David Berger	Non-Industry/Independent (Chair)	August 6, 2020
Kathleen Hamm	Non-Industry/Independent	August 6, 2020

Regulatory Oversight Committee Members

Name	Classification	Date of Commencement
Kathy (Simmons) Sampson	Non-Industry/Independent (Chair)	August 6, 2020
David Berger	Non-Industry/Independent	August 6, 2020
Vacant	Non-Industry/Independent	

Long-Term Stock Exchange Officers

The current officers of the Exchange are listed below.

Name	Corporate Title(s)	Date of Commencement
William Harts	Chief Executive Officer	June 13, 2023
William Harts	President	September 11, 2023
James G. Buckley	Chief Regulatory Officer	January 17, 2023
Lisa Young	General Counsel and Secretary	June 13, 2023
Joseph Turner	Treasurer	September 11, 2023